Form 10-K, Exhibit 13
period 1994-03-31
DYNATECH CORP
filed 1994-06-17
CIK 30841

   EXHIBIT 13




                             DYNATECH CORPORATION



                                  FORM 10-K

                EXCERPTS OF 1994 ANNUAL REPORT TO STOCKHOLDERS

                      Five Year Summary

                      Management's Discussion and Analysis of Financial
                          Consolidation and Results of Operations

                      Consolidated Financial Statements

                      Notes to Consolidated Financial Statements

                      Summary of Operations by Quarter (Unaudited)


                                                                                                          Dynatech Corporation

Five-Year Summary

(Amounts in thousands except per share data)

Years ended March 31                               1994              1993             1992             1991             1990
- - - --------------------------------------------------------------------------------------------------------------------------------
Sales                                           $ 458,449         $ 474,197        $ 429,570        $ 427,523        $ 376,696
Cost of sales                                     218,563           212,672          195,083          192,613          175,888
                                                ---------         ---------        ---------        ---------        ---------
Gross profit                                      239,886           261,525          234,487          234,910          200,808
Selling, general and administrative expense       160,146           164,533          146,539          142,119          124,496
Product development expense                        53,788            51,109           47,930           46,962           38,949
Streamlining and restructuring charges             37,582               ---              ---              ---            2,700
Amortization of intangibles                        18,153            12,176           10,281            8,088            5,568
                                                ---------         ---------        ---------        ---------        ---------
Operating income (loss)                           (29,783)           33,707           29,737           37,741           29,095
Interest expense                                   (3,794)           (2,229)          (3,470)          (5,768)          (6,400)
Interest income                                     1,244             1,592            2,248            2,957            2,086
Other income (expense)                                 (2)              837             (639)            (711)             906
                                                ---------         ---------        ---------        ---------        ---------
Income (loss) from continuing operations
  before taxes                                    (32,335)           33,907           27,876           34,219           25,687
Provision (benefit) for income taxes               (6,115)           14,746           11,897           14,644           11,369
                                                ---------         ---------        ---------        ---------        ---------
Income (loss) from continuing operations          (26,220)           19,161           15,979           19,575           14,318
Discontinued operations, net of income taxes       (3,763)           (2,726)          (2,556)          (4,005)             417
                                                ---------         ---------        ---------        ---------        ---------
Net income (loss)                               $ (29,983)        $  16,435        $  13,423        $  15,570        $  14,735
                                                =========         =========        =========        =========        =========
Income (loss) per common share
     Continuing operations                      $   (2.82)        $    2.09        $    1.71        $    2.06        $    1.39
     Discontinued operations                         (.41)             (.30)            (.28)            (.42)             .04
                                                ---------         ---------        ---------        ---------        ---------
                                                $   (3.23)        $    1.79        $    1.43        $    1.64        $    1.43
                                                =========         =========        =========        =========        =========

Net working capital                             $  91,010         $ 118,509        $ 126,278        $ 126,453        $ 127,696
Total assets                                    $ 280,553         $ 303,023        $ 312,531        $ 291,774        $ 269,926
Long-term debt                                  $  33,006         $  50,873        $  80,845        $  75,051        $  75,874
Shareholders' equity                            $ 142,643         $ 171,904        $ 158,649        $ 150,102        $ 136,592
Shares of stock outstanding                         9,297             9,253            9,211            9,390            9,704
Shareholders' equity per share                  $   15.34         $   18.58        $   17.22        $   15.99        $   14.08



   Management's Discussion and Analysis of Financial Condition and Results of Operations

   The following table reflects consolidated costs and expenses from continuing operations as a percent of sales and indicates the year-to-year percentage change in operating results of the Corporation.
   This table should be read in conjunction with Consolidated Statements of Operations and related Notes to Consolidated Financial Statements.


                                                               Percent of Sales                         Percent of Change
                                                                                                 1994          1993        1992
                                                                                                  vs.           vs.         vs.
    Years ended March 31                               1994          1993          1992          1993          1992        1991
    ------------------------------------------------------------------------------------------------------------------------------
    Sales                                             100.0%        100.0%        100.0%         (3.3)%        10.4%        0.5%
    Gross profit                                       52.3          55.2          54.6          (8.3)         11.5        (0.2)
    Selling, general and administrative expense        34.9          34.7          34.1          (2.7)         12.3         3.1
    Product development expense                        11.7          10.8          11.2           5.2           6.6         2.1
    Streamlining and restructuring charges              8.2           ---           ---           ---           ---         ---
    Amortization of intangibles                         4.0           2.6           2.4          49.1          18.4        27.1
    Operating income (loss)                            (6.5)          7.1           6.9        (188.4)         13.4       (21.2)
    Interest expense                                   (0.8)         (0.5)         (0.8)         70.2         (35.8)      (39.8)
    Interest income                                     0.3           0.3           0.5         (21.9)        (29.2)      (24.0)
    Other income (expense)                              ---           0.2          (0.1)       (100.2)        231.0       (10.1)
    Income (loss) from continuing operations
      before taxes                                     (7.1)          7.2           6.5        (195.4)         21.6       (18.5)
    Income taxes                                       (1.3)          3.1           2.8        (141.5)         23.9       (18.8)
    Income (loss) from continuing operations           (5.7)          4.0           3.7        (236.8)         19.9       (18.4)


   Fiscal 1994 Compared to Fiscal 1993

   As part of an ongoing management process of reviewing the contribution of our businesses to strategic Corporate plans and the long term goal of enhancing shareholder value, Management, with the approval of the Board of Directors, announced a series of reorganization actions of approximately $50 million designed to focus on supplying support
   products to providers of the global information infrastructure.   In
   connection with these actions, the Corporation recorded a $37.6 million streamlining and restructuring provision ($24.8 million after taxes or $2.67 per share). These actions, which will result in reduction of 10% of the work force, include the sale or closure of nonstrategic businesses, and consolidation and centralization of various ongoing production and sales facilities. The sale and closure activities are projected to be completed within eighteen months and the consolidation and centralization efforts are expected to be completed during fiscal 1995. Implementation of these actions is targeted to result in annualized cost savings approximating $12 million, of which some portion will be reinvested in order to remain at the forefront of emerging technological trends. Revenues of underperforming nonstrategic businesses to be disposed approximated $89 million in fiscal 1994. A portion of the employee-related actions were implemented in the fourth quarter of fiscal 1994. Although plans are in place to carry out the remaining actions, some plans may be refined in order to identify the best means of achieving reductions in cost structure.

   In connection with the streamlining and restructuring actions, the Corporation recognized additional pretax charges in the fourth quarter of fiscal 1994 of approximately $8 million for nonrecurring operating expenses. These costs include accelerated amortization of intangible assets related to discontinued businesses and closedown costs of sales and engineering facilities.

   In addition, the Corporation adopted, and the Board of Directors approved, a formal plan to discontinue its consumer automotive business units. As part of such plan, the Corporation intends to sell or close these operations during fiscal 1995. As a result, a fourth quarter charge of $4.4 million ($2.5 million after taxes or $.27 per share) was recorded to write down assets to estimated net realizable values. These businesses employ approximately 10% of the work force and account for approximately $51 million of fiscal 1994 sales.

      For the quarter ended March 31, 1994, consolidated sales decreased 7.2% compared with record fourth quarter sales of the prior year.
   Information Support Products segment sales declined 2.1% while sales in the Diversified Instrumentation segment declined 16.6% with significant decreases for medical and diagnostic products 20%, and aircraft video information systems 35%. International sales continued to decline in Europe and parts of Asia. Gross margin was down five points in the fourth quarter compared to the same period of fiscal 1993 resulting from higher production costs for new products, lower production levels at certain operations, and competitive price pressures in certain communications markets.

      As a result, fourth quarter losses from continuing operations without the effects of the streamlining and restructuring charges and fourth quarter nonrecurring operating expenses were $1.8 million. With the effects of the streamlining and restructuring charges, and fourth quarter nonrecurring operating expenses, the net loss from continuing operations was $34.4 million ($3.70 per share) as compared with net income from continuing operations of $5.8 million, or $.63 per share, in the fourth quarter of fiscal 1993.

   Sales

      Consolidated sales declined 3.3% in fiscal 1994 as a result of both lower domestic and international sales. International sales were 35.2% of consolidated sales in fiscal 1994 and 36.6% of consolidated sales in fiscal 1993.

      Information Support Products segment sales were flat in fiscal 1994. Transmission products increased 1.6% to approximately $235 million, while Generation products declined 5.9% and Presentation products decreased 3%.

      Sales in the Diversified Instrumentation segment declined 9.4% compared to the prior year reflecting an 8.4% decline of medical and diagnostic products and a 22.4% decline for aircraft video information systems.

      Backlog stood at $94 million at March 31, 1994, compared with $91.6 million at March 31, 1993, a 2.6% increase.

   Gross Profit

   Consolidated gross profit was 52.3% for fiscal 1994 compared to 55.2% for the prior year. The decrease in rate was a result of higher production costs for new products, price sensitivity in Generation products markets and lower production levels at various facilities. Information Support Products gross margin declined to 55.8% compared to 58.1% in the prior year while Diversified Instrumentation margins declined 4.6 percentage points to 45.2%.

   Expenses

   Selling, general and administrative expenses were 34.9% of sales in fiscal 1994 compared to 34.7% in fiscal 1993. The slightly higher rate was primarily driven by higher marketing investments for Generation products. Product development expense increased compared to the prior year resulting from costs related to recently introduced SONET and fiber-optic communications test instruments in the Information Support Products segment. Amortization of intangibles increased due to accelerated amortization in the fourth quarter related to discontinued
   product lines.   Interest expense from continuing and discontinued
   operations decreased compared to the prior year caused by repayment of loan debt from favorable operating cash flow. Interest income, primarily from short-term deposits in Europe, declined due to lower investment rates.

   Taxes

   Excluding the effects of streamlining and restructuring charges and fourth quarter nonrecurring expenses, the effective tax rate increased in fiscal 1994 to 51.8% compared to 43.5% in the prior year. The high level of nondeductible amortization charges and the inability to deduct various foreign and state operating losses were contributing factors to the higher effective tax rate. During fiscal 1994 the Corporation adopted Statement of Financial Accounting Standards No. 109 which had no impact on the consolidated financial statements.

   Income (Loss) From Continuing Operations

   The loss from continuing operations was $26,220,000, or $(2.82) per share, in the current year compared to income of $19,161,000, or $2.09 per share, in the prior year. Excluding the impact of the provision for streamlining and restructuring, and fourth quarter nonrecurring expenses, current year's net income was $6,374,000, or $.69 per share.

   Fiscal 1993 Compared to Fiscal 1992

   Sales

   Consolidated sales increased 10.4% in fiscal 1993 as a result of a 5% base business growth and 5.4% of growth from business acquisitions in fiscal 1992 and 1993 accounted for by the purchase method of accounting net of divested operations in these periods. International sales were 36.6% of consolidated sales in fiscal 1993 and 36% of consolidated sales in fiscal 1992.

      Information Support Products segment sales rose 18.6% in fiscal 1993 reflecting an 18.6% growth for Transmission products, a 19.3% increase for Generation products and a 17.5% increase for Presentation products. Sales in the Diversified Instrumentation segment declined 2.2% compared to the prior year reflecting the divestment of three businesses during fiscal 1992.

      Backlog stood at $91.6 million at March 31, 1993, compared with $85.8 million at March 31, 1992, a 6.7% increase.

   Gross Profit

   Consolidated gross profit for fiscal 1993 was 55.2% compared to 54.6% for the prior year. The increase in rate was primarily driven by operating efficiencies utilizing plant cost containment measures. Information Support Products margins were 58.1% compared to 58.7% in fiscal 1992 while Diversified Instrumentation margins improved to 49.8% compared to 48.4% for the prior year.

   Expenses

   As a percentage of consolidated sales, selling, general and administrative expenses increased to 34.7% in fiscal 1993 compared to 34.1% in fiscal 1992. The higher rate resulted in part from costs to litigate certain claims and increased selling costs from expanding worldwide sales efforts in the Information Support Products segment. Amortization of intangibles increased 18.4% resulting from the ICS purchase acquisition in fiscal 1992. Product development expense was 10.8% of sales in fiscal 1993 compared to 11.2% in fiscal 1992. Interest expense declined compared to the prior year as a result of repayment of loan debt from favorable operating cash flow. Interest income, primarily from short-term deposits in Europe, declined reflecting lower investment rates.

   Taxes

   The effective tax rate increased in fiscal 1993 to 43.5% compared to 42.7% in the prior year as a result of the expiration of federal research and development tax credits.

   Income From Continuing Operations

   Income from continuing operations increased 19.9% to $19,161,000 in fiscal 1993 compared to $15,979,000 in the prior year. In addition to the reasons indicated above, pretax gains (losses) on sales of assets of divested operations were $112,000 in fiscal 1993 and $(1,923,000) in fiscal 1992. Income per common share from continuing operations for fiscal 1993 was $2.09, a 22.2% increase compared to fiscal 1992. Income per share from continuing operations for fiscal 1992 was $1.71.

   Capital Resources and Liquidity

   Dynatech's funded debt was reduced to 20% of total capital at March 31, 1994, the lowest year end level in eight years. The working capital ratio at March 31, 1994 was 1.9 to 1, a decline from 2.5 to 1 at March 31, 1993. The decrease in the ratio is primarily attributable to the significant increase in accrued liabilities related to restructuring.

      Net cash flows from operating activities decreased to $35.1 million in fiscal 1994 from $40.9 million in fiscal 1993 and $37.5 million in fiscal 1992. The decrease in fiscal 1994 over fiscal 1993 was due to decreased gross margins and operating profits. Continued strong effective working capital management resulted in net long-term debt declining $17.9 million during the year. Combined accounts receivable and inventories at year-end were 29% of fiscal 1994 sales compared to 30% in fiscal 1993 and 32% in fiscal 1992. Cash balances primarily reflect short-term deposits in Europe.

      Investment in property and equipment was $17,834,000 in fiscal 1994 compared to $14,347,000 and $16,269,000 in fiscal 1993 and 1992, respectively. Average net fixed assets employed in continuing operations were $38,771,000, or 8% of fiscal 1994 sales, compared to $38,546,000 or 8% of sales in fiscal 1993. Dynatech anticipates that its capital spending in property and equipment in fiscal 1995 will decline from fiscal 1994 as a result of the streamlining actions. Funding for capital expenditures generally will be provided from internal sources.

      The Corporation's financial performance, together with its reserve debt capacity and working capital, leave it well positioned to finance its current and future cash requirements including the necessary streamlining and restructuring actions. Expected cash outlays for the streamlining and restructuring actions are anticipated to be $18 million during fiscal 1995.

      Inflation rates were moderate during fiscal 1994 and did not have a major impact on operations.


Consolidated Statements of Operations                                                                 Dynatech Corporation

(Amounts in thousands except per share data)

Years ended March 31                                         1994               1993               1992
- - - -----------------------------------------------------------------------------------------------------------
Sales                                                      $458,449           $474,197           $429,570
Cost of sales                                               218,563            212,672            195,083
                                                           --------           --------           --------
Gross profit                                                239,886            261,525            234,487
Selling, general and administrative expense                 160,146            164,533            146,539
Product development expense                                  53,788             51,109             47,930
Streamlining and restructuring charges                       37,582                ---                ---
Amortization of intangibles                                  18,153             12,176             10,281
                                                           --------           --------           --------
Operating income (loss)                                     (29,783)            33,707             29,737
Interest expense                                             (3,794)            (2,229)            (3,470)
Interest income                                               1,244              1,592              2,248
Other income (expense)                                           (2)               837               (639)
                                                           --------           --------           --------
Income (loss) from continuing operations before
  income taxes                                              (32,335)            33,907             27,876
Provision (benefit) for income taxes                         (6,115)            14,746             11,897
                                                           --------           --------           --------
Income (loss) from continuing operations                    (26,220)            19,161             15,979
Discontinued operations
   Operating losses, net of income tax benefit of
     $766, $1,832, and $1,771, respectively                  (1,254)            (2,726)            (2,556)
   Provision for dispositions, net of income tax
     benefit of $1,890                                       (2,509)               ---                ---
                                                           --------           --------           --------
Net income (loss)                                          $(29,983)          $ 16,435           $ 13,423
                                                           ========           ========           ========

Income (loss) per common share
     Continuing operations                                 $  (2.82)          $   2.09           $   1.71
     Discontinued operations                                  (0.41)              (.30)              (.28)
                                                           --------           --------           --------
                                                           $  (3.23)          $   1.79           $   1.43
                                                           ========           ========           ========
Weighted average number of common shares                      9,290              9,174              9,355
                                                           ========           ========           ========


The accompanying notes are an integral part of the consolidated financial statements.


Consolidated Balance Sheets                                                                                  Dynatech Corporation

(Amounts in thousands except share data)

March 31                                                                                1994            1993
- - - -----------------------------------------------------------------------------------------------------------------
ASSETS

Current assets:
 Cash and cash equivalents                                                           $  23,101       $  24,350
 Accounts receivable, less allowance of $3,905 and $3,634, respectively                 73,090          85,229
 Inventories:
   Raw materials                                                                        26,923          28,671
   Work in process                                                                      14,091          12,089
   Finished goods                                                                       20,671          17,933
                                                                                     ---------       ---------
                                                                                        61,685          58,693
 Other current assets                                                                   26,683          12,697
 Net current assets of discontinued operations                                          10,805          16,879
                                                                                     ---------       ---------
 Total current assets                                                                  195,364         197,848
                                                                                     ---------       ---------
Property and equipment, at cost:
 Land, buildings and improvements                                                        4,847           4,779
 Machinery and equipment                                                                73,742          68,263
 Furniture and fixtures                                                                 18,097          17,624
 Leasehold improvements                                                                  7,051           7,375
                                                                                     ---------       ---------
                                                                                       103,737          98,041
 Less accumulated depreciation and amortization                                        (64,484)        (59,752)
                                                                                     ---------       ---------
                                                                                        39,253          38,289
Other assets:
 Intangible assets, net                                                                 37,238          52,236
 Net assets of discontinued operations                                                   2,643           6,590
 Other                                                                                   6,055           8,060
                                                                                     ---------       ---------
                                                                                     $ 280,553       $ 303,023
                                                                                     =========       =========


The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Balance Sheets                                                                                     Dynatech Corporation

(Amounts in thousands except share data)

March 31                                                                                                 1994             1993
- - - ------------------------------------------------------------------------------------------------------------------------------------
LIABILITIES and SHAREHOLDERS' EQUITY

Current liabilities:
 Notes payable and current portion of long-term debt                                                  $  2,911        $  4,420
 Accounts payable                                                                                       20,234          24,235
 Accrued expenses:
  Compensation and benefits                                                                             18,767          21,693
  Interest                                                                                               1,283           1,243
  Insurance                                                                                              2,883           2,068
  Taxes, other than income taxes                                                                         2,533           2,655
  Deferred revenue                                                                                       5,875           5,147
  Streamlining and restructuring                                                                        35,276             ---
  Other                                                                                                 13,942          13,670
 Accrued income taxes                                                                                      650           4,208
                                                                                                      --------        --------
 Total current liabilities                                                                             104,354          79,339
                                                                                                      --------        --------
Long-term debt                                                                                          33,006          50,873
Deferred income taxes                                                                                      550             907
Shareholders' equity:
 Serial preference stock, par value $1 per share;
  authorized 100,000 shares; none issued
 Common stock, par value $.20 per share; authorized 24,000,000 shares;
  issued 12,387,216 and 12,383,878 shares, respectively                                                  2,477           2,477
 Additional paid-in capital                                                                              9,414           9,160
 Retained earnings                                                                                     185,957         215,940
 Cumulative translation adjustments                                                                       (757)           (347)
 Treasury stock, at cost; 3,090,247 and 3,131,062 shares, respectively                                 (54,448)        (55,326)
                                                                                                      --------        --------
 Total shareholders' equity                                                                            142,643         171,904
                                                                                                      --------        --------
                                                                                                      $280,553        $303,023
                                                                                                      ========        ========

The accompanying notes are an integral part of the consolidated financial statements.


Consolidated Statements of Shareholders' Equity                                                            Dynatech Corporation

(Amounts in thousands)

                                   Number of Shares                Additional                 Cumulative                   Total
                                 Common      Treasury     Common     Paid-In      Retained    Translation   Treasury    Shareholders
                                  Stock       Stock        Stock     Capital      Earnings    Adjustments     Stock        Equity
- - - ------------------------------------------------------------------------------------------------------------------------------------
Balance, March 31, 1991          12,373      (2,983)      $2,475      $9,170      $186,082      $4,851      $(52,476)     $150,102
Net income - 1992                                                                   13,423                                  13,423
Purchases of treasury stock                    (191)                                                          (3,764)       (3,764)
Translation adjustments                                                                         (1,232)                     (1,232)
Exercise of stock options            11                        2         118                                                   120
                                -------     -------      -------      ------      --------     -------      --------      --------
Balance, March 31, 1992          12,384      (3,174)       2,477       9,288       199,505       3,619       (56,240)      158,649
Net income - 1993                                                                   16,435                                  16,435
Purchases of treasury stock                     (58)                                                          (1,079)       (1,079)
Translation adjustments                                                                         (3,966)                     (3,966)
Exercise of stock options                       101                     (128)                                  1,993         1,865
                                -------     -------      -------      ------      --------     -------      --------      --------
Balance, March 31, 1993          12,384      (3,131)       2,477       9,160       215,940        (347)      (55,326)      171,904
Net loss - 1994                                                                    (29,983)                                (29,983)
Translation adjustments                                                                           (410)                       (410)
Exercise of stock options
and other issuances                   3          41                     (111)                                    878           767
Tax benefit from exercise
of stock options                                                         365                                                   365
                                -------     -------      -------      ------      --------     -------      --------      --------
Balance, March 31, 1994          12,387      (3,090)     $ 2,477      $9,414      $185,957      $ (757)     $(54,448)     $142,643
                                =======     =======      =======      ======      ========     =======      ========      ========


The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Cash Flows                                                                           Dynatech Corporation

(Amounts in thousands)

Years ended March 31                                                          1994                 1993                1992
- - - ------------------------------------------------------------------------------------------------------------------------------------
Operating activities:
  Net income (loss) from continuing operations                              $(26,220)            $ 19,161            $ 15,979
  Adjustment for noncash items included in net income (loss):
   Depreciation                                                               13,754               12,950              12,440
   Amortization of intangibles                                                18,153               12,176              10,281
   Streamlining and restructuring charges                                     35,276                  ---                 ---
   Increase (decrease) in deferred income taxes                                  (79)              (1,686)               (936)
   Other                                                                       1,947                  692               1,087
  Changes in operating assets and liabilities, net of effects of
    purchase acquisitions and divestitures                                   (13,545)              (5,776)                242
                                                                            --------             --------            --------
  Net cash provided by continuing operations                                  29,286               37,517              39,093
  Net cash provided by (used in) discontinued operations                       5,771                3,420              (1,581)
                                                                            --------             --------            --------
  Net cash flows from operating activities                                    35,057               40,937              37,512
                                                                            --------             --------            --------
Investing activities:
  Purchases of property and equipment                                        (17,834)             (14,347)            (16,269)
  Disposals of property and equipment                                            636                  622                 926
  Proceeds from sales of businesses                                            3,262                  384               2,650
  Businesses acquired in purchase transactions,
    net of cash acquired                                                      (2,757)              (5,584)            (22,582)
  Other                                                                        2,629                  536                 341
                                                                            --------             --------            --------
  Net cash flows used in investing activities                                (14,064)             (18,389)            (34,934)
                                                                            --------             --------            --------
Financing activities:
  Debt borrowings                                                                ---                1,771               7,400
  Repayment of debt                                                          (20,312)             (33,777)             (3,044)
  Proceeds from exercise of stock options                                        767                1,865                 120
  Purchases of treasury stock                                                    ---               (1,079)             (3,764)
                                                                            --------             --------            --------
  Net cash flows from (used in) financing activities                         (19,545)             (31,220)                712
                                                                            --------             --------            --------
Effect of exchange rate on cash                                               (2,697)              (2,238)             (1,445)
                                                                            --------             --------            --------
Increase (decrease) in cash and cash equivalents                              (1,249)             (10,910)              1,845
Cash and cash equivalents at beginning of year                                24,350               35,260              33,415
                                                                            --------             --------            --------
Cash and cash equivalents at end of year                                    $ 23,101             $ 24,350            $ 35,260
                                                                            ========             ========            ========
Change in operating asset and liability components:
  Decrease (increase) in trade accounts receivable                          $ 12,717             $(10,062)           $ (3,723)
  Decrease (increase) in inventories                                          (4,876)                 401               3,450
  (Increase) in other current assets                                         (15,629)              (3,095)               (565)
  Increase (decrease) in accounts payable                                     (3,232)               2,344                 184
  Increase (decrease) in accrued expenses and taxes                           (2,525)               4,636                 896
                                                                            --------             --------            --------
  Change in operating assets and liabilities                                $(13,545)            $ (5,776)           $    242
                                                                            ========             ========            ========
Supplemental disclosures of cash flow information:
  Cash paid during the year for:
    Interest                                                                $  5,090             $  7,442            $  8,005
    Income taxes                                                            $ 11,798             $ 18,121            $ 10,116
  Tax benefit of disqualifying dispositions of stock options                $    365                  ---                 ---

   The accompanying notes are an integral part of the consolidated financial statements.

Notes to Consolidated Financial Statements                 Dynatech Corporation

Summary of Significant Accounting Policies

   Principles of Consolidation

   The consolidated financial statements include the accounts of the parent company and its wholly owned domestic and international subsidiaries. Intercompany accounts and transactions have been eliminated. As more fully described in the notes, certain prior-year amounts have been restated to reflect continuing operations. In addition, certain prior-year amounts have been reclassified to conform with the current year.

   Revenue Recognition

   Revenue from product sales is recognized at the time of shipment.

   Research, Development and Warranty Costs

   Costs relating to research, development and product warranty are expensed as incurred. Such amounts are not material to the consolidated financial statements.

   Foreign Operations

   Foreign currency denominated assets and liabilities are translated into U.S. dollars at the exchange rates existing at the balance sheet dates. Results of operations are translated at the average exchange rates during the respective periods.

   Cash Equivalents

   Cash equivalents represent highly liquid debt instruments with a maturity of three months or less at the time of purchase. Financial instruments, which potentially subject the Corporation to concentrations of credit risk, consist primarily of short-term deposits in Europe with major banks located in various cities with levels and ratings set to limit exposure with any one institution.


   Intangible Assets

   Intangible assets acquired primarily from business acquisitions are summarized as follows:

    (Amounts in thousands)                           1994            1993
    --------------------------------------------------------------------------
    Product technology                             $30,843         $39,855
    Excess of cost over net assets acquired         20,474          22,206
    Other intangible assets                         15,413          25,293
                                                   -------         -------
                                                    66,730          87,354
    Less accumulated amortization                   29,492          35,118
                                                   -------         -------
    Total                                          $37,238         $52,236
                                                   =======         =======


   Product technology and other intangible assets are amortized on a straight-line basis primarily over 3 to 10 years, but in no event longer than their expected useful lives. Amortization expense related to product technology was $10,685,000 in fiscal 1994, $6,078,000 in fiscal 1993, and $5,909,000 in fiscal 1992, and was excluded from cost of sales. Excess of cost over fair market value of net assets is being amortized on a straight-line basis primarily over 15 years.

   Depreciation and Amortization

   Depreciation of machinery, equipment and fixtures is computed on the straight-line method over estimated useful lives of 2 to 10 years. Leasehold improvements are amortized over the lesser of the lives of the leases or estimated useful lives of the improvements. Buildings are depreciated on the straight-line method over the estimated useful lives.

      The cost of improvements is charged to the property accounts, while maintenance and repairs are charged to income as incurred. Upon retirement or other disposition of property and equipment, the cost and related depreciation are removed from the accounts, and any resulting gain or loss is reflected in the Statement of Operations.

   Inventories

   Inventories are stated at the lower of cost (first-in, first-out or average) or market.

   Profit-Sharing and 401(k) Savings Plan

   The Corporation has a trusteed employee retirement profit-sharing and 401(k) savings plan for eligible U.S. employees. The Plan does not provide for stated benefits upon retirement. Corporate contributions ($2,000,000 in 1994, $2,300,000 in 1993, and $1,600,000 in 1992) were charged to expense.

   Income Taxes

   In fiscal 1994 the Corporation adopted Statement of Financial Accounting Standards No. 109 entitled "Accounting for Income Taxes." Deferred income tax assets and liabilities reflect income tax rates currently in effect rather than historical rates. The adoption of Statement 109 did not have a material impact on the operating results, components of income tax expense, or financial position of the Corporation. The Corporation's policy is not to provide for U.S. taxes on undistributed earnings of foreign subsidiaries to the extent that such earnings are determined to be permanently invested outside the United States.

   Income Per Share

   Income per share is based upon the weighted average number of common shares outstanding each year. Common stock equivalents resulting from the assumed exercise of outstanding stock options had no significant effect on income per share in fiscal 1994, 1993, or 1992.

Streamlining and Restructuring

   In the fourth quarter of fiscal 1994 the Corporation announced a series of reorganization actions of approximately $50 million designed to focus on supplying support products to providers of the global information infrastructure. In connection with these actions the Corporation recorded a streamlining and restructuring provision of $37.6 million ($24.8 million after taxes or $2.67 per share). These actions, which will result in reduction of 10% of the work force, include the sale or closure of nonstrategic businesses and consolidation and centralization of various ongoing production and sales facilities. These actions include employee severance, lease termination or restructuring, and revaluation of various assets held for sale to estimated net realizable value. The sale and closure activities are projected to be completed within 18 months, and the consolidation and centralization efforts are expected to be completed during fiscal 1995. Revenues of underperforming nonstrategic businesses to be disposed approximated $89 million in
   fiscal 1994.   A portion of the employee-related actions were
   implemented in the fourth quarter of fiscal 1994.

      Net assets of continuing operations held for sale are stated at their estimated net realizable value at March 31, 1994 and consist of working capital of $7.8 million, property and equipment of $7.2 million, and other assets of $4.3 million.

      In connection with the streamlining and restructuring actions, the Corporation recognized additional pretax charges in the fourth quarter of fiscal 1994 approximating $8 million for nonrecurring operating expenses. These costs include accelerated amortization of intangible assets related to discontinued businesses and closedown costs of sales and engineering facilities.

Discontinued Operations

   Effective March 31, 1994 the Corporation adopted, and the Board of Directors approved, a formal plan to discontinue its consumer automotive businesses units and to sell or close these operations during fiscal 1995. As a result, a $4.4 million charge ($2.5 million after taxes or $.27 per share) was recorded to write down assets to estimated net realizable values.

      The consolidated financial statements have been reclassified to report separately the net assets and operating results of the discontinued businesses. Prior-year operating results have been restated to reflect
   continuing operations.      Net current assets of the discontinued
   operations consist primarily of accounts receivable and inventories less accounts payable and accrued expenses.


   Summary operating results of the discontinued operations follow:

   (Amounts in thousands)               1994            1993            1992
   ---------------------------------------------------------------------------
   Sales                              $51,235         $53,773         $56,794
   Gross margin                        14,362          14,769          17,425
   Operating income                       494             372             223
   Loss before taxes                    2,020           4,558           4,327
   Net loss                             1,254           2,726           2,556


Notes Payable

   Short-term notes payable, primarily in Europe, were $2,739,000 and $3,853,000 at March 31, 1994 and 1993, respectively. The maximum amount of short-term borrowings, domestic and foreign, at any month-end during the year was $2,830,000 in fiscal 1994, $3,853,000 in 1993, and
   $5,833,000 in 1992. The average amount of short-term borrowings during the year was $2,733,000 in fiscal 1994, $3,292,000 in 1993, and
   $5,209,000 in 1992. The approximate weighted average interest rate was 6.6% in fiscal 1994, 9% in 1993, and 10.5% in 1992 (calculated by dividing interest expense for such borrowings by the weighted average borrowings outstanding during the year). The weighted average interest rate at year-end was 6.3% in fiscal 1994, 8.6% in 1993, and 8.7% in 1992.

      At year-end, the Corporation had short-term unused lines of credit aggregating $9,903,000 for foreign operations.
   Long-Term Debt


   Long-term debt is summarized below:

   (Amounts in thousands)                         1994             1993
   ------------------------------------------------------------------------
   Revolving credit and term bank loan          $ 3,000          $19,400
   Term notes                                    30,000           30,000
   Other long-term debt                             178            2,040
                                                -------          -------
   Total debt                                    33,178           51,440
     Less current portion                           172              567
                                                -------          -------
   Long-term debt                               $33,006          $50,873
                                                =======          =======


   The Corporation has an unsecured $100 million revolving credit and term bank loan agreement with several commercial banks, which allows for unsecured $30 million term notes with unrelated parties, and allows for borrowings in various currencies and provides for interest to be payable at one half of one percent per annum over the London Inter-Bank Offering Rate, three eighths of one percent over the Certificate of Deposit rate, or at the base or money market rate quoted by the lender, depending upon the currencies borrowed and the form of borrowing. Principal borrowings outstanding at December 31, 1996 under the revolving credit and term bank loan will convert to a term loan payable in eight equal quarterly installments beginning March 31, 1997. A commitment fee at a rate of .25% is charged on the unused portion.

      The $30 million of 10.15% term notes issued pursuant to a note agreement are payable in four equal annual principal payments commencing on December 15, 1997 and mature on December 15, 2000. Interest is payable semiannually.

      The approximate weighted average interest rate was 10.5% in fiscal 1994 and 8.4% in fiscal 1993. The composite rate at March 31, 1994 was 13.3% and at March 31, 1993 was 9.8%.

      The terms of the revolving credit agreement and note purchase agreement require, among other things, specific levels of working capital, current ratio, fixed charge coverage ratio and minimum tangible net worth. Due to the streamlining and restructuring charges, the Corporation was not in compliance with the current ratio or fixed charge coverage ratio covenants under the existing revolving credit agreement. The revolving credit agreement was amended by the lending institutions as of March 31, 1994 and as a result, the Corporation was in compliance with all requirements.

      Aggregate maturities of the above term debt for each of the years in the five-year period ending March 31, 1999 are $172,000, $5,000, $376,000,
   $9,000,000, and $8,625,000, respectively.

Income Taxes

Effective April 1, 1993 the Corporation adopted SFAS No. 109.  The effect of the adoption of this statement had no impact on the operating  results, components of income tax expense, or financial position of the  Company.

The components of the provision (benefit) for income taxes from continuing operations are as follows:

(Amounts in thousands)                                                           1994               1993              1992
- - - ------------------------------------------------------------------------------------------------------------------------------------
Provision for income taxes:
  United States                                                               $ (5,997)          $ 10,385          $  7,507
  Foreign                                                                       (1,514)             1,743             2,016
  State                                                                          1,396              2,618             2,374
                                                                              --------           --------          --------
Total                                                                         $ (6,115)          $ 14,746          $ 11,897
                                                                              ========           ========          ========
Components of income tax provision:
  Current:
    Federal                                                                   $  5,961           $ 11,976          $  8,156
    Foreign                                                                       (343)             1,809             2,028
    State                                                                        1,903              2,941             2,434
                                                                              --------           --------          --------
    Total current                                                                7,521             16,726            12,618
                                                                              --------           --------          --------
  Deferred:
    Federal                                                                    (11,958)            (1,591)             (649)
    Foreign                                                                     (1,171)               (66)              (12)
    State                                                                         (507)              (323)              (60)
                                                                              --------           --------          --------
    Total deferred                                                             (13,636)            (1,980)             (721)
                                                                              --------           --------          --------
  Total                                                                       $ (6,115)          $ 14,746          $ 11,897
                                                                              ========           ========          ========

Reconciliations between U.S. federal statutory rate and the effective tax rate (benefit) follow:

                                                                               1994               1993                1992
- - - ------------------------------------------------------------------------------------------------------------------------------------
Tax at U.S. Federal statutory rate                                            (35.0)%             34.0%               34.0%
Increases (reductions) to statutory tax rate resulting from:
  Foreign income subject to tax at a rate different than U.S. rate              0.9               (1.1)                ---
  State income taxes, net of federal income tax benefit                         6.7                5.1                 5.6
  Research and development tax credit                                          (1.2)              (0.3)               (1.6)
  Nondeductible amortization                                                   10.5                5.2                 5.2
  Other                                                                        (0.8)               0.6                (0.5)
                                                                              -----               ----                ----
    Total                                                                     (18.9)%             43.5%               42.7%
                                                                              =====               ====                ====

The high level of nondeductible amortization charges, the inability to deduct various state and foreign operating losses, and certain streamlining and restructuring charges were contributing factors to the low tax benefit for fiscal 1994. Excluding the effects of the streamlining and restructuring charges and fourth quarter nonrecurring operating expenses, the effective tax rate was 51.8%.


   The tax effects of the principal temporary differences under Accounting
   Principles Board Statement No. 11 resulting in deferred tax expense
   (benefit) follow:

     (Amounts in thousands)                                            1993         1992
     ------------------------------------------------------------------------------------
     Depreciation and amortization                                   $  (255)      $(450)
     Vacation                                                           (213)        (69)
     Inventory valuation, net                                              7         626
     Bad debts                                                            69        (249)
     Repatriation of foreign earnings, net of foreign tax credit        (500)        ---
     Liquidation of foreign subsidiaries                                 ---        (118)
     Streamlining and restructuring charges                              ---         ---
     Accounting reserves                                              (1,088)       (461)
                                                                     -------       -----
                                                                     $(1,980)      $(721)
                                                                     =======       =====


   The principal components of the deferred tax assets and liabilities under SFAS No. 109 follow:
     (Amounts in thousands)                                            1994         1993
     -------------------------------------------------------------------------------------
    Deferred tax assets:
    Net operating loss carryforwards                                 $11,327       $10,026
    Streamlining and restructuring charges                            17,792           ---
    Vacation benefits                                                    687           534
    Bad debt allowance                                                   504           509
    Inventory capitalization                                           1,002         1,135
    Depreciation and amortization                                      1,369           268
    Other deferred assets                                              5,066         4,595
                                                                     -------       -------
                                                                      37,747        17,067
    Valuation allowance                                              (13,656)      (10,026)
                                                                     -------       -------
                                                                      24,091         7,041
                                                                     -------       -------
    Deferred tax liabilities:
    Depreciation and amortization                                        550         1,175
    Other deferred liabilities                                         1,257           805
                                                                     -------       -------
                                                                       1,807         1,980
                                                                     -------       -------
    Net deferred tax assets                                          $22,284       $ 5,061
                                                                     =======       =======
    Deferred income taxes are included in the following
      balance sheet accounts:
    Other current assets                                             $19,802        $5,968
    Other assets                                                       3,032           ---
    Deferred income taxes                                               (550)         (907)
                                                                     -------       -------
                                                                     $22,284       $ 5,061
                                                                     =======       =======

      The net increase in the valuation allowance for fiscal 1994 resulted from various state and foreign net operating loss carry forwards and certain streamlining and restructuring charges.

   Stock Options

   Under Dynatech's Stock Option Plans, common stock is available to key employees at prices not less than fair market value (110% of fair market value for employees holding more than 10% of the outstanding common stock) at the date of grant determined by the Board of Directors.
   Incentive or nonqualified options may be issued under the Plans and are exercisable from 1 to 10 years after grant.  Options available for future grants under the Plans were 249,573, 255,573, and 366,635 at
   March 31, 1994, 1993, and 1992, respectively.  A summary of changes in the outstanding options is as follows:
                                                                      1994        1993        1992
    ------------------------------------------------------------------------------------------------
    Shares under option, beginning of year                           410,492     429,282     399,460
    Options granted (at an exercise price of $27.50 in 1994,
      $22.25 in 1993, and $18.25 in 1992)                             10,000     135,500      82,500
    Options exercised                                                (40,815)   (100,620)     (5,920)
    Options canceled                                                 (26,774)    (53,670)    (46,758)
                                                                    --------    --------     -------
    Shares under option, end of year                                 352,903     410,492     429,282
                                                                    ========    ========    ========

    Shares exercisable                                               145,603     158,002     199,788
    Price of options exercised                                      $17.25 to   $17.25 to   $17.25 to
                                                                    $28.25      $28.25      $20.50


   In fiscal 1993 and 1994 the Corporation delivered treasury shares upon the exercise of stock options and the difference between the cost of the treasury shares, on a last-in, first-out basis, and the exercise price of the options, is reflected in additional paid-in capital.

Shareholder Rights Plan

   In February 1989, the Board of Directors adopted a Shareholder Rights Plan and declared a dividend distribution of one Right for each outstanding share of Dynatech's common stock. The Plan was amended in March 1990. Each Right, when exercisable, entitles a qualifying shareholder to buy shares of Dynatech junior participating cumulative preferred stock. The Rights would only become exercisable (i) 10 days after a person has become the beneficial owner of 15% or more of Dynatech's common stock, or (ii) 10 business days after the commencement of a tender offer that would result in the ownership of 15% or more of the common stock, or (iii) upon determination by the Board of Directors that a person who holds 10% or more of Dynatech's common stock intends to, or is likely to, act in certain specified manners adverse to the interests of Dynatech and its shareholders.

      In the event Dynatech is acquired and is not the surviving corporation in a merger, or in the event of the acquisition of 50% or more of the assets or earning power of Dynatech, each Right would then entitle the qualified holder to purchase, at the then-current exercise price, shares of common stock of the acquiring company having a value of twice the exercise price of the Right. Furthermore, if any party were to acquire 15% or more of Dynatech's common stock or were determined to be an adverse person as described above, qualified holders of the Rights would be entitled to acquire shares of Dynatech junior participating cumulative preferred stock having a value of twice the then-current exercise price. At the option of the Board of Directors, all of the Rights could be exchanged into shares of common or preferred stock.

      The Rights will expire February 16, 1999, but may be redeemed at the option of the Board for $.02 per Right until one of the triggering events described above has occurred. The Rights do not entitle holders to any voting power or other shareholder benefits. Issuance of the Rights does not dilute the shareholders' ownership of Dynatech, nor does it affect reported earnings per share.

Commitments and Contingencies

   The Corporation has operating leases covering plant and office facilities and equipment which expire at various dates through 2014. Future minimum annual fixed rentals required during the years ending in fiscal 1995 through 1999 under noncancelable operating leases having an original term of more than one year are $9,295,000, $7,212,000, $5,355,000, $4,502,000, and $1,742,000, respectively. The aggregate obligation subsequent to fiscal 1999 is $4,390,000. Rent expense from continuing operations was approximately $12,267,000, $12,507,000, and $11,342,000 in fiscal 1994, 1993, and 1992, respectively.

      The Corporation is a party to several pending legal proceedings and claims. Although the outcome of such proceedings and claims cannot be determined with certainty, the corporation's counsel and management are of the opinion that the final outcome should not have a material adverse effect on the Corporation's operations or financial position.

Segment Information and Geographic Areas

   During fiscal 1994, the Corporation fundamentally changed its organization and strategy and separated Dynatech into two business segments: Information Support Products and Diversified Instrumentation. Information Support Products consists of businesses which support voice, video, and data communications. Diversified Instrumentation represents a group of electronics and software businesses. Segment information for the years ended March 31, 1994, 1993, and 1992 is summarized below:

      Assets identifiable to industry segments are those assets used in Company operations and do not include general corporate assets. Corporate assets consist primarily of cash and deferred income taxes.


(Amounts in thousands)                              1994        1993        1992
- - - ----------------------------------------------------------------------------------
Net sales
  Information Support Products                    $307,444    $307,599    $259,300
  Diversified Instrumentation                      151,005     166,598     170,270
                                                  --------    --------    --------
                                                  $458,449    $474,197    $429,570
                                                  ========    ========    ========
Operating income from continuing operations
  Information Support Products                    $ 16,410    $ 37,048    $ 33,087
  Diversified Instrumentation                          955       7,869       8,026
                                                  --------    --------    --------
                                                    17,365      44,917      41,113

Corporate expenses                                  (9,566)    (11,210)    (11,376)
Interest expense, net                               (2,550)       (637)     (1,222)
Streamlining and restructuring*                    (37,582)        ---         ---
Other income (expense)                                  (2)        837        (639)
                                                  --------    --------    --------
Pretax income (loss) from continuing operations   $(32,335)   $ 33,907    $ 27,876
                                                  ========    ========    ========
Identifiable assets
  Information Support Products                    $161,993    $175,536    $182,097
  Diversified Instrumentation                       67,963      81,810      90,349
  General corporate                                 37,149      22,208      11,403
  Discontinued operations                           13,448      23,469      28,682
                                                  --------    --------    --------
                                                  $280,553    $303,023    $312,531
                                                  ========    ========    ========
Capital expenditures
  Information Support Products                    $ 12,046    $  9,166    $  8,598
  Diversified Instrumentation                        4,723       4,099       5,700
  Corporate                                            103         165         125
  Discontinued operations                              962         917       1,846
                                                  --------    --------    --------
                                                  $ 17,834    $ 14,347    $ 16,269
                                                  ========    ========    ========
Depreciation and amortization
  Information Support Products                    $ 21,550    $ 16,232    $ 12,937
  Diversified Instrumentation                       10,143       8,674       9,568
  Corporate                                            214         220         216
                                                  --------    --------    --------
                                                  $ 31,907    $ 25,126    $ 22,721
                                                  ========    ========    ========

   * On a segment basis, the provision related to Information Support Products $(24,136), Diversified Instrumentation $(12,446), and Corporate $(1,000).


      Operations outside the United States consist of manufacturing communications and medical diagnostic products in the Channel Islands and England and sales of a majority of Dynatech's products through wholly owned subsidiaries in Europe and Asia.

      Net income (loss) in fiscal 1994, 1993, and 1992 included currency gains (losses) of approximately $(364,100), $31,200, and $358,100, respectively.

      The cumulative amount of undistributed earnings of consolidated foreign subsidiaries for which federal income taxes have not been provided was $35,723,000 at March 31, 1994. These earnings which reflect full provision for non-U.S. income taxes, are indefinitely reinvested in non-U.S. operations or will be remitted substantially free of additional tax. Accordingly, no provision has been made for taxes that might be payable upon remittance of such earnings nor is it practicable to determine the amount of this liability.


      Information by geographic areas for the years ended March 31, 1994, 1993, and 1992 is summarized below:

                                             Outside U.S.
(Amounts in thousands)     United States (principally Europe)  Combined
- - - -----------------------------------------------------------------------------
Sales to unaffiliated
  customers
   1994                      $370,771*        $87,678          $458,449
   1993                       378,021*         96,176           474,197
   1992                       346,578*         82,992           429,570
Income (loss) before taxes
  from continuing operations
   1994                      $(24,484)        $(7,851)         $(32,335)
   1993                        27,103           6,804            33,907
   1992                        23,773           4,103            27,876
Identifiable assets at
   March 31, 1994            $200,620         $79,933          $280,553
   March 31, 1993             215,134          87,889           303,023
   March 31, 1992             225,101          87,430           312,531

   *  Includes export sales of $73,745, $77,513, and $71,839 in 1994, 1993, and 1992, respectively.


   Acquisitions and Divestments

   1994 Acquisitions

   In January 1994, the Corporation acquired the assets of Editing Machines Corporation (EMC) of Washington, DC for approximately $500,000 in cash. EMC develops high-end digital nonlinear video and audio editing software and markets this software to the post-production and corporate video markets. Acquired intangible assets of $225,000 are being amortized over five years. The investment in excess of fair market value of assets purchased of $29,000 is being amortized over 15 years.

      On October 10, 1993 the Corporation acquired all of the outstanding shares of Atmospheric Research Systems Inc. (ARSI) of Palm Bay, Florida, for approximately $2.3 million in cash. ARSI manufactures commercial lightning detection and location systems that cover broad geographic areas. Acquired intangible assets of $1 million are being amortized over their estimated useful lives of seven years. The investment in excess of fair market value of assets purchased of $1.9 million is being amortized over fifteen years.

      The Corporation assumed liabilities of $1.6 million in connection with the above acquisitions. The acquisitions were accounted for under the purchase method of accounting, and results of its operations have been included from the date of acquisition. Since the effects of the purchase acquisitions for the period April 1, 1993 through the date of acquisition and for the twelve months ended March 31, 1994 are not material to the consolidated financial statements, pro forma information is not reflected herein.

   1993 Acquisitions

   In fiscal 1993, two acquisitions, recorded as purchases, were made for $6.6 million in cash and assumed liabilities of $1.2 million. The effects of the purchase acquisitions for the period April 1, 1992 through the dates of acquisition and for the twelve months ended March 31, 1993 are not material to the consolidated financial statements.

   1992 Acquisitions

   In fiscal 1992, five acquisitions, recorded as purchases, were made for $23.2 million in cash and assumed liabilities of $7.7 million. The effects of the purchase acquisitions for the period April 1, 1991 through the dates of acquisition and for the twelve months ended March 31, 1992 are not material to the consolidated financial statements.

   Divestments

   During fiscal 1994 the Corporation sold four businesses for $3.3 million. The effects of these transactions are not material to the consolidated financial statements. In fiscal 1993 the Corporation sold certain assets of two businesses on which a pretax gain of approximately $112,000 was recognized. In fiscal 1992 the Corporation sold certain assets of four businesses for $4.4 million, of which $1.8 million was represented by promissory notes. The Company recognized a pretax loss, which is included in other expense, of approximately $1,923,000 on the sale of these assets.

   Subsequent Events - Divestments

   Subsequent to year-end the Corporation sold Micro Processor Systems, Inc., which has been classified as a discontinued operation, and two other businesses. The effects of these transactions are not material to the consolidated financial statements.

   Report of Independent Accountants


   To the Board of Directors and Shareholders of Dynatech Corporation:

   We have audited the accompanying consolidated balance sheets of Dynatech Corporation at March 31, 1994 and 1993, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended March 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the
   financial statements.   An audit also includes assessing the accounting
   principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Dynatech Corporation as of March 31, 1994 and 1993, and the consolidated results of its operations and its cash flows for each of the three years in the period ended March 31, 1994, in conformity with generally accepted accounting principles.



   COOPERS & LYBRAND
   Boston, Massachusetts
   May 23, 1994


   Summary of Operations by Quarter (Unaudited)

        (Amounts in thousands except per share data)


   1994 Quarter                    First(b)    Second (b)     Third(b)     Fourth(b)      Year
- - - -----------------------------------------------------------------------------------------------------
Sales                             $117,749      $111,360      $113,381     $115,959     $458,449
Gross profit                        63,176        58,899        59,629       58,182      239,886
Income from continuing operations    3,452         3,290         1,425      (34,387)     (26,220)
Net income (loss)                    3,553         3,267         1,274      (38,077)(c)  (29,983)(c)
Income (loss) per common share
   Continuing operations          $    .37      $    .35      $    .15     $  (3.70)    $  (2.82)
   Net income (loss)              $    .38      $    .35      $    .14     $  (4.10)    $  (3.23)
Market Share Price (a) - High     $  33.25      $  29.25      $  24.75     $  23.25
                         Low      $  25.75      $  23.00      $  20.50     $  18.50



   1994 Quarter                    First(b)    Second (b)     Third(b)     Fourth(b)      Year
- - - -----------------------------------------------------------------------------------------------------

Sales                             $110,383      $118,329      $120,525     $124,960     $474,197
Gross profit                        60,039        65,432        67,045       69,009      261,525
Income from continuing operations    2,942         4,857         5,605        5,757       19,161
Net income                           1,380         4,239         5,213        5,603       16,435
Income (loss) per common share
   Continuing operations          $    .32      $    .53      $    .61     $    .63     $   2.09
   Net income                     $    .15      $    .46      $    .57     $    .61     $   1.79
Market Share Price (a) - High     $  20.00      $  19.25      $  23.50     $  30.25
                         Low      $  17.00      $  15.50      $  15.50     $  22.50

   (a) Dynatech common shares are traded on the NASDAQ - National Market System No cash dividends have been paid on Dynatech common shares.
   (b) Amounts restated as a result of treating certain operations as discontinued operations
   (c)  Amounts reflect reorganization charges, net of tax, of $35,103.



                  Index to Consolidated Financial Statements
                       and Financial Statement Schedules

                                                                            Reference (page)
                                                                     ----------------------------------
                                                                     Form 10-K           Annual Report
                                                                                        to Shareholders
                                                                     ----------------------------------
Consolidated balance sheets at March 31, 1994 and
1993 and the related consolidated statements of operations,
shareholders' equity and cash flows for each of the three
years in the period ended March 31, 1994 and related
notes to financial statements                                                              16 - 27

Report of Independent Accountants                                                            27

Data submitted herewith:
  Report of Independent Accountants                                     F-2

Schedules:

  VIII.    Valuation and Qualifying Accounts                            F-3
  X.       Supplementary Income Statement Information                   F-4


        Schedules other than those listed above have been omitted because they are either not required or not applicable or because the required information has been included elsewhere in the financial statements or notes thereto.

        Individual financial statements of the Company have been omitted because it is primarily an operating Company and no subsidiaries have material minority equity interests, nor are any indebted to any person other than the parent or consolidated subsidiaries, in amounts which are material in relation to total consolidated assets at the date of the March 31, 1994 balance sheet, except indebtedness incurred in the ordinary course of business which is not overdue.

                       REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors
 and Shareholders of
 Dynatech Corporation:


Our report on the consolidated financial statements of Dynatech Corporation has been incorporated by reference in this Form 10-K from the 1994 Annual Report to Shareholders of Dynatech Corporation and appears on page 27 therein. In connection with our audits of such financial statements, we have also audited the related financial statement schedules listed in the index on page F-1 of this Form 10-K.

In our opinion, the financial statement schedules referred to above, when considered in relation to the basic financial statements taken as a whole, present fairly, in all material respects, the information required to be included therein.



Boston, Massachusetts                                  COOPERS & LYBRAND
May 23, 1994


                             DYNATECH CORPORATION

               SCHEDULE VIII - VALUATION AND QUALIFYING ACCOUNTS
               FOR THE YEARS ENDED MARCH 31, 1994, 1993 AND 1992
                 RESERVE FOR DOUBTFUL ACCOUNTS (In thousands)

         BALANCE, March 31, 1991                                   $3,086
             Additions charged to income                            2,770
             Write-off of uncollectible accounts, net              (2,316)
                                                                   ------

         BALANCE, March 31, 1992                                    3,540
             Additions charged to income                            1,985
             Write-off of uncollectible accounts, net              (1,891)
                                                                   ------

         BALANCE, March 31, 1993                                    3,634
             Additions charged to income                            1,232
             Write-off of uncollectible accounts, net                (961)
                                                                   ------

         BALANCE, March 31, 1994                                   $3,905
                                                                   ======



                             DYNATECH CORPORATION

            SCHEDULE X - SUPPLEMENTARY INCOME STATEMENT INFORMATION

                                _______________

Classification                Charged to Income in Fiscal Year Ended March 31
- - - --------------                -----------------------------------------------

                                     1994           1993           1992
                                     ----           ----           ----
Advertising                      $8,480,000     $7,888,000     $5,845,000
