Form 10-K, Exhibit 13
period 1995-03-31
DYNATECH CORP
filed 1995-06-02
CIK 30841

Dynatech Corporation
         EXHIBIT 13


                              DYNATECH CORPORATION




                                   FORM 10-K

                 EXCERPTS OF 1995 Annual Report To Shareholders

                  Five Year Summary
                  Management's Discussion and Analysis of Financial
                    Consolidation and Results of Operations
                  Consolidated Financial Statements
                  Notes to Consolidated Financial Statements
                  Summary of Operations by Quarter (Unaudited)


Five-Year Summary

(Amounts in thousands except per share data)
Years ended March 31                                                  1995         1994            1993          1992         1991

Sales ..........................................................   $ 488,776    $ 458,449       $ 474,197    $ 429,570    $ 427,523
Cost of sales ..................................................     230,802      218,563         212,672      195,083      192,613
Gross profit ...................................................     257,974      239,886         261,525      234,487      234,910
Selling, general and administrative expense ....................     160,878      160,146         164,533      146,539      142,119
Product development expense ....................................      53,045       53,788          51,109       47,930       46,962
Streamlining and restructuring charges .........................        --         37,582            --           --           --
Amortization of intangibles ....................................       8,471       18,153          12,176       10,281        8,088
Operating income (loss) ........................................      35,580      (29,783)         33,707       29,737       37,741
Interest expense ...............................................      (3,919)      (3,794)         (2,229)      (3,470)      (5,768)
Interest income ................................................       1,518        1,244           1,592        2,248        2,957
Other income (expense) .........................................       1,627           (2)            837         (639)        (711)
Income (loss) from continuing operations before taxes ..........      34,806      (32,335)         33,907       27,876       34,219
Provision (benefit) for income taxes ...........................      14,619       (6,115)         14,746       11,897       14,644
Income (loss) from continuing operations .......................      20,187      (26,220)         19,161       15,979       19,575
Discontinued operations, net of income taxes ...................        --         (3,763)         (2,726)      (2,556)      (4,005)
Extraordinary charge, net of income taxes ......................      (1,019)        --              --           --           --
Net income (loss) ..............................................   $  19,168    $ (29,983)      $  16,435    $  13,423    $  15,570
Income (loss) per common share (a)
     Continuing operations .....................................   $    1.13    $   (1.41)(b)   $    1.04    $    0.85    $    1.03
     Discontinued operations ...................................        --          (0.20)          (0.14)       (0.13)       (0.21)
     Extraordinary charge ......................................       (0.06)        --              --           --           --
                                                                   $    1.07    $   (1.61)      $    0.90    $    0.72    $    0.82

Net working capital ............................................   $  91,513    $  91,010       $ 118,509    $ 126,278    $ 126,453
Total assets ...................................................   $ 256,392    $ 280,553       $ 303,023    $ 312,531    $ 291,774
Long-term debt .................................................   $   7,915    $  33,006       $  50,873    $  80,845    $  75,051
Shareholders' equity ...........................................   $ 154,320    $ 142,643       $ 171,904    $ 158,649    $ 150,102
Shares of stock outstanding (a) ................................      17,573       18,594          18,506       18,421       18,780
Shareholders' equity per share (a) .............................   $    8.78    $    7.67       $    9.29    $    8.61    $    7.99


(a)  Restated for the 2-for-1 stock split in March 1995
(b)  Includes streamlining and restructuring charges and nonrecurring operating expenses of $1.75 per share

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following table and commentary should be read in conjunction with the Consolidated Financial Statements and related Notes to Consolidated Financial Statements.

                                                                  Percent of Sales                     Percent of Change
                                                                                                   1995        1994        1993
                                                                                                    vs.         vs.         vs.
        Years ended March 31                                   1995       1994        1993         1994        1993        1992

Sales .......................................................  100.0%     100.0%      100.0%        6.6%       (3.3)%      10.4%
Gross profit .................................................  52.8       52.3        55.2         7.5        (8.3)       11.5
Selling, general and administrative expense ..................  32.9       34.9        34.7         0.5        (2.7)       12.3
Product development expense ..................................  10.9       11.7        10.8        (1.4)        5.2         6.6

Streamlining and restructuring charges .......................    --        8.2         --       (100.0)       --- *        --
Amortization of intangibles ..................................   1.7        4.0         2.6       (53.3)       49.1        18.4
Operating income (loss) ......................................   7.3       (6.5)        7.1       219.5      (188.4)       13.4
Interest expense .............................................  (0.8       (0.8)       (0.5)        3.3        70.2       (35.8)
Interest income ..............................................   0.3        0.3         0.3        22.0        21.9       (29.2)
Other income (expense) .......................................   0.3        --          0.2         --- *    (100.2)      231.0
Income (loss) from continuing operations before taxes ........   7.1       (7.1)        7.2       207.6      (195.4)       21.6
Income taxes .................................................   3.0       (1.3)        3.1       339.1      (141.5)       23.9
Income (loss) from continuing operations .....................   4.1       (5.7)        4.0       177.0      (236.8)       19.9

        * not meaningful

Fiscal 1995 Compared to Fiscal 1994

         Sales
         Consolidated sales increased 6.6% in fiscal 1995 as a result of a 4.4% increase in domestic sales and 16% growth in international sales. International sales including export sales were 37.3% of consolidated sales in fiscal 1995 and 35.2% of consolidated sales in fiscal 1994.
            Information Support Products segment sales rose 11.5% in fiscal 1995 due principally to a 23.2% growth for Communications test products. Industrial connectivity sales rose 22.4% and communications display sales increased 10.8% while sales of transmission products were down 7.6%. Sales of medical and diagnostic products in the Diversified Instrumentation segment increased 16.4%. The sale of eight businesses during fiscal 1994 and 1995 coupled with sales declines in nonstrategic businesses held for sale, accounting for a $16.4 million decrease in revenues, resulted in an overall reduction of 5.9% for the Diversified Instrument segment.
         Backlog from ongoing operations was $72.1 million at March 31, 1995, compared with $73.8 million at March 31, 1994.

         Gross Profit
         Consolidated gross profit for fiscal 1995 was 52.8% compared to 52.3% for the prior year. The increase in rate was primarily driven by operating efficiencies from business restructuring and higher volume. Information Support Products margins declined to 56.6% compared to 57.4% in fiscal 1994, due primarily to higher production costs for new product introductions and price sensitivity in video graphics markets. Medical and diagnostic products margins in the Diversified Instrumentation segment improved to 51.1% compared to 48.3% for the prior year resulting from greater sales of medical software products. Margins of operations sold or held for sale were substantially below the consolidated average.

         Expenses
         As a percentage of consolidated sales, selling, general and administrative expenses decreased to 32.9% in fiscal 1995 compared to 34.9% in fiscal 1994 resulting in part from the streamlining actions. Amortization of intangibles declined due to business divestments and discontinuance of product lines. Product development expense was 10.9% of sales in fiscal 1995 compared to 11.7% in fiscal 1994. The reduction was attributed primarily to completion of a number of projects during 1995 which had been accelerated in 1994. Interest expense from continuing and discontinued operations declined compared to the prior year as a result of repayment of loan debt from favorable operating cash flow. Interest income, primarily from short-term deposits in

         Europe, increased reflecting higher investment rates, earnings on notes acquired in divestment activities and favorable operating cash flow. Other income rose from foreign exchange gains and leased equipment revenues.

         Taxes
         The effective tax rate declined in fiscal 1995 to 42% compared to 51.8% in the prior year, excluding the effects of the streamlining and restructuring charges, as a result of lower nondeductible amortization charges and the inability in fiscal 1994 to deduct various foreign and state operating losses.

         Income (Loss) From Continuing Operations
         Income from continuing operations was $20,187,000 or $1.13 per share in fiscal 1995 compared to a loss of $26,220,000 or $(1.41) per share in the prior year. Fiscal 1994 income from continuing operations was $6,374,000, or $.34 per share, excluding the impact of the provision for streamlining and restructuring and fourth quarter nonrecurring expenses.

         Extraordinary Charge
         In February 1995 the Corporation recorded an extraordinary charge of $1.7 million ($1 million, net of taxes), reflecting a prepayment penalty for early debt redemption of its $30 million 10.15% term notes. This redemption, partially accomplished by the use of excess cash, was undertaken as part of Dynatech's efforts to reduce its interest costs.

         Net Income (Loss)
         Net income in fiscal 1995 was $19,168,000 for a record $1.07 per share, exceeding the previous high of $1.04 per share in fiscal 1988. The net loss in fiscal 1994 was $29,983,000, or $(1.61) per share. Net income in the current year includes an after-tax extraordinary charge of $1 million, or $(.06) per share. The net loss in fiscal 1994 included an after-tax provision for streamlining and restructuring and nonrecurring charges of $32,594,000 or $(1.75) per share, and an after-tax provision for disposition of discontinued operations and related operating losses of $3,763,000 or $(.20) per share.

Streamlining and Restructuring

         In the fourth quarter of fiscal 1994 the Corporation announced a series of reorganization actions of approximately $50 million designed to focus on supplying support products to providers of the global information infrastructure. In connection with these actions, the Corporation recorded a $37.6 million streamlining and restructuring provision ($24.8 million after taxes or $1.33 per share). These actions, resulted in a reduction of 10% of the work force, and included the sale or closure of nonstrategic businesses, and consolidation and centralization of various ongoing production and sales facilities. The sale and closure of eight businesses and product lines from continuing operations and the consolidation and centralization efforts were completed during fiscal 1995. Remaining divestitures are anticipated to be completed by September 1995. Implementation of these actions resulted in estimated annualized cost savings of $12 million.

         In connection with the streamlining and restructuring actions, the Corporation recognized additional pretax charges in the fourth quarter of fiscal 1994 of approximately $8 million for nonrecurring operating expenses. These costs included accelerated amortization of intangible assets related to discontinued businesses and closedown costs of sales and engineering facilities.

         In addition, the Corporation sold Whistler Corporation and Micro Processor Systems, Inc., its consumer automotive business units during fiscal 1995. As a result, a fourth quarter charge in fiscal 1994 of $4.4 million ($2.5 million after taxes or $.14 per share) was recorded as a disposition provision in discontinued operations to write down assets to estimated net realizable values. These businesses employed approximately 10% of the work force and accounted for approximately $51 million and $11 million, respectively, of fiscal 1994 and fiscal 1995 sales.

         The streamlining and restructuring liability is utilized when the planned reorganization action has occurred. Cash outlays in fiscal 1995 approximated $11 million and are anticipated to be $5 million during fiscal 1996. The remaining liability will be applied to the sale of the nonstrategic businesses and long term lease terminations.

Fiscal 1994 Compared to Fiscal 1993

         Sales
            Consolidated sales declined 3.3% in fiscal 1994 as a result of both lower domestic and international sales. International sales were 35.2% of consolidated sales in fiscal 1994 and 36.6% of consolidated sales in fiscal 1993.
            Information Support Products segment sales declined 1% in fiscal 1994. Communications test products increased 1.6% to $116 million and industrial connectivity products rose 31.2%. Communications display products declined 7.8% and Transmission products decreased 6.7%.
            Sales in the Diversified Instrumentation segment declined 8.9% compared to the prior year reflecting a 7.1% decline of medical and diagnostic products.
            Backlog stood at $94 million at March 31, 1994, compared with $91.6 million at March 31, 1993, a 2.6% increase.

         Gross Profit
         Consolidated gross profit was 52.3% for fiscal 1994 compared to 55.2% for the prior year. The decrease in rate was a result of higher production costs for new products, price sensitivity in communications display products markets and lower production levels at various facilities. Information Support Products gross margin declined to 57.4% compared to 59.9% in the prior year while Diversified Instrumentation margins declined 4.7 percentage points to 39.3%.

         Expenses
         Selling, general and administrative expenses were 34.9% of sales in fiscal 1994 compared to 34.7% in fiscal 1993. The slightly higher rate was primarily driven by higher marketing investments for the communication display business. Product development expense increased compared to the prior year resulting from costs related to SONET and fiber-optic communications test instruments in the Information Support Products segment. Amortization of intangibles increased due to accelerated amortization in the fourth quarter related to discontinued product lines. Interest expense from continuing and discontinued operations decreased compared to the prior year caused by repayment of loan debt from favorable operating cash flow. Interest income, primarily from short-term deposits in Europe, declined due to lower investment rates.

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

         Income (Loss) From Continuing Operations
         The loss from continuing operations was $26,220,000, or $(1.41) per share, in fiscal 1994 as compared to income of $19,161,000, or $1.04 per share, in the prior year. Excluding the impact of the provision for streamlining and restructuring, and fourth quarter nonrecurring expenses, fiscal 1994's net income was $6,374,000, or $.34 per share.

         Net Income (Loss)
         The net loss in fiscal 1994 was $29,983,000, or $(1.61) per share compared with net income of $16,435,000, or $.90 per share, in fiscal 1993. Discontinued operations reflected losses of $3,763,000 and $2,726,000 in fiscal 1994 and 1993, respectively.

Capital Resources and Liquidity

         Dynatech's funded debt stood at 7% of total capital at March 31, 1995, the lowest year end level in Company history. Cash proceeds from divestitures and favorable operating cash flow enabled Dynatech to repay its $30 million term notes in February 1995. The working capital ratio at March 31, 1995 improved to 2 to 1, an increase from 1.9 to 1 at March 31, 1994, resulting from utilization of the streamlining and restructuring liability.
            Net cash flows from operating activities were $42 million in fiscal 1995 before cash outlays approximating $11 million for streamlining and restructuring, $35.1 million in fiscal 1994 and $40.9 million in fiscal 1993. The decrease in fiscal 1995 over fiscal 1994 was due to cash outlays for discontinued operations. Combined accounts receivable and inventories at year-end were 27% of fiscal 1995 sales compared to 29% in fiscal 1994 and 30% in fiscal 1993. Cash balances primarily reflect short-term deposits in Europe.

            Investment in property and equipment was $16,426,000 in fiscal 1995 compared to $17,834,000 and $14,347,000 in fiscal 1994 and 1993, respectively. Average net fixed assets employed in continuing operations were $37,022,000, or 8% of fiscal 1995 sales, compared to $38,771,000 or 8% of sales in fiscal 1994. Dynatech anticipates that its capital spending in property and equipment in fiscal 1996 will be at the same approximate level as that in fiscal 1995. Funding for capital expenditures generally will be provided from internal sources.
            The Corporation's financial performance, together with its reserve debt capacity and working capital, leave it well positioned to finance its current and future cash requirements including the remaining streamlining and restructuring actions.
            Inflation rates were moderate during fiscal 1995 and did not have a major impact on operations.


Consolidated Statements of Operations                                                            Dynatech Corporation

(Amounts in thousands except per share data)

Years ended March 31                                                                           1995           1994           1993

Sales ..............................................................................      $ 488,776       $ 458,449       $ 474,197
Cost of sales ......................................................................        230,802         218,563         212,672
Gross profit .......................................................................        257,974         239,886         261,525
Selling, general and administrative expense ........................................        160,878         160,146         164,533
Product development expense ........................................................         53,045          53,788          51,109
Streamlining and restructuring charges .............................................           --            37,582            --
Amortization of intangibles ........................................................          8,471          18,153          12,176
Operating income (loss) ............................................................         35,580         (29,783)         33,707
Interest expense ...................................................................         (3,919)         (3,794)         (2,229)
Interest income ....................................................................          1,518           1,244           1,592
Other income (expense) .............................................................          1,627              (2)            837
Income (loss) from continuing operations before income taxes .......................         34,806         (32,335)         33,907
Provision (benefit) for income taxes ...............................................         14,619          (6,115)         14,746
Income (loss) from continuing operations ...........................................         20,187         (26,220)         19,161
Discontinued operations
   Operating losses, net of income tax benefit of $766 in 1994, and $1,832
            in 1993, respectively ..................................................           --            (1,254)         (2,726)
   Provision for dispositions, net of income tax benefit of $1,890 in 1994 .........           --            (2,509)           --
Income (loss) before extraordinary charge ..........................................         20,187         (29,983)         16,435
Extraordinary charge for early retirement of debt, net of income tax benefit
     of $738 .......................................................................         (1,019)           --              --
Net income (loss) ..................................................................      $  19,168       $ (29,983)      $  16,435

Income (loss) per common share
     Continuing operations .........................................................      $    1.13       $   (1.41)      $    1.04
     Discontinued operations .......................................................           --             (0.20)          (0.14)
     Extraordinary charge ..........................................................          (0.06)           --              --
                                                                                          $    1.07       $   (1.61)      $    0.90

Weighted average number of common shares ...........................................         17,846          18,579          18,348

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Balance Sheets                                                              Dynatech Corporation

(Amounts in thousands except share data)

March 31                                                                                                  1995              1994
ASSETS

Current assets:
  Cash and cash equivalents ................................................................          $  27,795           $  23,101
  Accounts receivable, less allowance of $5,077 and $3,905, respectively ...................             72,152              73,090
  Inventories:
     Raw materials .........................................................................             26,752              26,923
     Work in process .......................................................................             14,168              14,091
     Finished goods ........................................................................             19,560              20,671
                                                                                                         60,480              61,685
  Other current assets .....................................................................             24,251              26,683

  Net current assets of discontinued operations ............................................               --                10,805
  Total current assets .....................................................................            184,678             195,364

Property and equipment, at cost:
  Land, buildings and improvements .........................................................              1,927               4,847
  Machinery and equipment ..................................................................             68,618              73,742
  Furniture and fixtures ...................................................................             16,523              18,097
  Leasehold improvements ...................................................................              5,173               7,051
                                                                                                         92,241             103,737
  Less accumulated depreciation and amortization ...........................................            (57,450)            (64,484)
                                                                                                         34,791              39,253
Other assets:
   Intangible assets, net ..................................................................             29,104              37,238
   Other ...................................................................................              7,819               8,698
                                                                                                      $ 256,392           $ 280,553

The  accompanying  notes  are an  integral  part  of  the  consolidated financial statements.

Consolidated Balance Sheets                                                                            Dynatech Corporation

(Amounts in thousands except share data)

March 31                                                                                                  1995                1994

LIABILITIES and SHAREHOLDERS' EQUITY

Current liabilities:

   Notes payable and current portion of long-term debt .....................................          $   4,374           $   2,911
   Accounts payable ........................................................................             19,651              20,234
   Accrued expenses:
     Compensation and benefits .............................................................             23,922              18,767
     Taxes, other than income taxes ........................................................              3,139               2,533
     Deferred revenue ......................................................................              3,644               5,875
     Streamlining and restructuring ........................................................             22,556              35,276
     Other .................................................................................             14,656              18,108
   Accrued income taxes ....................................................................              1,223                 650
   Total current liabilities ...............................................................             93,165             104,354
Long-term debt .............................................................................              7,915              33,006
Deferred income taxes ......................................................................                992                 550
Shareholders' equity:
   Serial preference stock, par value $1 per share;
     authorized 100,000 shares; none issued
   Common stock, par value $.20 per share; authorized 24,000,000 shares;
     issued 18,605,298 and 12,387,216 shares, respectively .................................              3,721               2,477
   Additional paid-in capital ..............................................................              7,432               9,414
   Retained earnings .......................................................................            151,414             185,957
   Cumulative translation adjustments ......................................................              2,659                (757)
   Treasury stock, at cost; 1,032,760 and 3,090,247 shares, respectively ...................            (10,906)            (54,448)
   Total shareholders' equity ..............................................................            154,320             142,643
                                                                                                      $ 256,392           $ 280,553

The  accompanying  notes  are an  integral  part  of  the  consolidated financial statements.

Consolidated Statements of Shareholders' Equity                                                                 Dynatech Corporation

(Amounts in thousands)
                                                                                                                             Total
                                           Number of Shares                 Additional            Cumulative                Share-
                                        Common      Treasury     Common     Paid-In    Retained   Translation   Treasury    holders'
                                        Stock       Stock        Stock      Capital    Earnings   Adjustments    Stock      Equity

Balance, March 31, 1992 ..............   12,384      (3,174)   $  2,477    $  9,288    $199,505   $  3,619    $(56,240)   $158,649
Net income - 1993 ....................                                                   16,435                             16,435
Purchases of treasury stock ..........                  (58)                                                    (1,079)     (1,079)
Translation adjustments ..............                                                              (3,966)                 (3,966)
Exercise of stock options ............                   101                   (128)                             1,993       1,865
Balance, March 31, 1993 ..............   12,384      (3,131)      2,477       9,160     215,940       (347)    (55,326)    171,904
Net loss - 1994 ......................                                                  (29,983)                           (29,983)
Translation adjustments ..............                                                                (410)                   (410)
Exercise of stock options
  and other issuances ................        3          41                    (111)                               878         767
Tax benefit from exercise
  of stock options ...................                                          365                                            365
Balance, March 31, 1994 ..............   12,387      (3,090)      2,477       9,414     185,957       (757)    (54,448)    142,643
Net income - 1995 ....................                                                   19,168                             19,168
Purchases of treasury stock ..........                 (597)                                                   (12,576)    (12,576)
Translation adjustments ..............                                                               3,416                   3,416
Exercise of stock options
  and other issuances ................                   90                    (215)                             1,790       1,575
Retirement of treasury stock .........   (3,085)      3,085        (617)                (53,711)                54,328        ---
Two-for-one stock split ..............    9,303        (521)      1,861      (1,861)                                          ---
Tax benefit from exercise
  of stock options ...................                                           94                                             94
Balance, March 31, 1995 ..............   18,605      (1,033)   $  3,721    $  7,432    $151,414   $  2,659    $(10,906)   $154,320


The  accompanying  notes  are an  integral  part of the  consolidated  financial statements.

Consolidated Statements of Cash Flows                                                                  Dynatech Corporation

(Amounts in thousands)
Years ended March 31                                                                            1995          1994            1993
Operating activities:
     Net income (loss) from continuing operations .....................................      $ 20,187       $(26,220)      $ 19,161
     Adjustment for noncash items included in net income (loss):
         Depreciation .................................................................        14,112         13,754         12,950
         Amortization of intangibles ..................................................         8,471         18,153         12,176
         Streamlining and restructuring charges .......................................          --           35,276           --
         Increase (decrease) in deferred income taxes .................................         7,187            (79)        (1,686)
         Other ........................................................................           283          1,947            692
     Changes in operating assets and liabilities net of effects of
       purchase acquisitions and divestitures ............................                    (16,013)       (13,545)        (5,776)
     Net cash provided by continuing operations .......................................        34,227         29,286         37,517
     Net cash provided by (used in) discontinued operations ...........................        (3,250)         5,771          3,420
     Net cash flows from operating activities .........................................        30,977         35,057         40,937

Investing activities:
     Purchases of property and equipment ..............................................       (16,426)       (17,834)       (14,347)
     Disposals of property and equipment ..............................................           437            636            622
     Proceeds from sales of businesses ................................................        27,140          3,262            384
     Businesses acquired in purchase transactions,
       net of cash acquired .........................................................          (1,056)        (2,757)        (5,584)
     Other ............................................................................        (1,095)         2,629            536
     Net cash flows used in investing activities ......................................         9,000        (14,064)       (18,389)

Financing activities:
     Debt borrowings ..................................................................         6,121           --            1,771
     Repayment of debt ................................................................       (30,246)       (20,312)       (33,777)
     Premium paid on early retirement of debt .........................................        (1,757)          --             --
     Proceeds from exercise of stock options ..........................................         1,461            767          1,865
     Purchases of treasury stock ......................................................       (12,576)          --           (1,079)
     Net cash flows used in financing activities ......................................       (36,997)       (19,545)       (31,220)
Effect of exchange rate on cash .......................................................         1,714         (2,697)        (2,238)
Increase (decrease) in cash and cash equivalents ......................................         4,694         (1,249)       (10,910)
Cash and cash equivalents at beginning of year ........................................        23,101         24,350         35,260
Cash and cash equivalents at end of year ..............................................      $ 27,795       $ 23,101       $ 24,350

Change in operating asset and liability components:
     Decrease (increase) in trade accounts receivable .................................      $ (1,215)      $ 12,717       $(10,062)
     Decrease (increase) in inventories ...............................................        (2,820)        (4,876)           401
     Decrease (increase) in other current assets ......................................           180        (15,629)        (3,095)
     Increase (decrease) in accounts payable ..........................................           129         (3,232)         2,344
     Increase (decrease) in accrued expenses and taxes ................................       (12,287)        (2,525)         4,636
     Change in operating assets and liabilities .......................................      $(16,013)      $(13,545)      $ (5,776)

Supplemental disclosures of cash flow information:
     Cash paid during the year for
         Interest .....................................................................      $  4,833       $  5,090       $  7,442
         Income taxes .................................................................      $  7,672       $ 11,798       $ 18,121
     Tax benefit of disqualifying dispositions of stock options .......................      $     94       $    365           --

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

         Research, Development and Warranty Costs
         Costs  relating  to  research,  development  and product  warranty  are
         expensed  as  incurred.   Warranty   costs  are  not  material  to  the
         consolidated financial statements.

         Foreign Operations
         Foreign currency denominated assets and liabilities are translated into U.S. dollars at current exchange rates and related translation adjustments are reported as a component of shareholders' equity. Results of operations are translated at the average exchange rates during the respective periods.

         Cash Equivalents
         Cash equivalents represent highly liquid debt instruments with a maturity of three months or less at the time of purchase. Financial instruments, which potentially subject the Corporation to concentrations of credit risk, consist primarily of short-term deposits in Europe with major banks located in various cities with investment levels and debt ratings set to limit exposure with any one institution.

         Derivatives
         The Company enters into a limited number of forward exchange contracts to manage the exposure to foreign currency fluctuations associated with certain monetary assets and liabilities denominated in a foreign currency as well as certain highly anticipated cash flows or firm commitments. Gains and losses on these contracts are recognized in income coincidently with those of the underlying exposure.

         Inventories
         Inventories are stated at the lower of cost (first-in, first-out or average) or market.

         Intangible Assets
         Intangible assets acquired primarily from business acquisitions are summarized as follows:

(Amounts in thousands)                                       1995          1994
Product technology .................................       $30,859       $30,843
Excess of cost over net assets acquired ............        18,687        20,474
Other intangible assets ............................        14,123        15,413
                                                            63,669        66,730
Less accumulated amortization ......................        34,565        29,492
Total ..............................................       $29,104       $37,238

         Product technology and other intangible assets are amortized on a straight-line basis primarily over 3 to 10 years, but in no event longer than their expected useful lives. Amortization expense related to product technology was $4,329,000 in fiscal 1995, $10,685,000 in fiscal 1994, and $6,078,000 in fiscal 1993, and was excluded from cost of sales. Excess of cost over fair market value of net assets is being amortized on a straight-line basis primarily over 15 years.

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

         Income Taxes
         Deferred tax assets and liabilities are recognized on the income reported in the financial statements regardless of when such taxes are payable. These deferred taxes are measured by applying currently enacted tax rates. The Corporation's policy is not to provide for U.S. taxes on undistributed earnings of foreign subsidiaries to the extent that such earnings are determined to be permanently invested outside the United States.

         Income Per Share
         Income per share is based on the weighted average number of common shares outstanding and the effect of the deferred stock compensation for directors. No effect has been given to the assumed exercise of outstanding stock options as no material dilutive effect would result on income per share in fiscal 1995, 1994, or 1993.

         Stock Split
         On January 26, 1995 the Company's Board of Directors voted a two-for-one stock split to be effective March 15, 1995 to shareholders of record at February 15, 1995. All references in the financial statements to weighted average number of shares outstanding and related prices, per share amounts, and stock plan data have been restated to reflect this split. The par value for the additional shares issued was transferred from additional paid in capital to common stock.

Streamlining and Restructuring

         In the fourth quarter of fiscal 1994 the Corporation announced a series of reorganization actions amounting to $50 million designed to focus on supplying products to the information support marketplace. In connection with these actions the Corporation recorded a streamlining and restructuring provision of $37.6 million ($24.8 million after taxes or $1.33 per share). These actions resulted in a reduction of 10% of the work force and included the sale or closure of nonstrategic businesses and consolidation and centralization of various ongoing production and sales facilities. These provisions included employee severance, lease termination or restructuring, and revaluation of various assets held for sale to estimated net realizable value. The sale and closure of eight businesses and product lines and the consolidation and centralization efforts were completed during fiscal 1995. The remaining divestitures are anticipated to be completed by September 1995.
            Net assets of continuing operations held for sale are stated at their estimated net realizable value at March 31, 1995 and consist of working capital of $2 million, property and equipment of $1.9 million, and other assets of $0.3 million.
            In connection with the streamlining and restructuring actions, the Corporation recognized additional pretax charges in the fourth quarter of fiscal 1994 approximating $8 million for nonrecurring operating expenses. These costs included accelerated amortization of intangible assets related to discontinued businesses and closedown costs of sales and engineering facilities.

Discontinued Operations

         Effective March 31, 1994 the Corporation adopted, and the Board of Directors approved, a formal plan to discontinue its consumer automotive businesses units and to sell or close these operations during fiscal 1995. As a result, a $4.4 million charge ($2.5 million after taxes or $.14 per share) was recorded to write down assets to estimated net realizable values. These businesses were subsequently sold during fiscal 1995.

         Summary operating results of the discontinued operations follow:

(Amounts in thousands)                     1995            1994           1993
Sales ..........................         $10,753         $51,235         $53,773
Gross margin ...................           3,254          14,362          14,769
Operating income ...............             318             494             372
Loss before taxes ..............            --             2,020           4,558
Net loss .......................            --             1,254           2,726

Notes Payable

         Short-term notes payable, primarily in Europe, were $4,351,000 and $2,739,000 at March 31, 1995 and 1994, respectively. The maximum amount of short-term borrowings, domestic and foreign, at any month-end during the year was $4,351,000 in fiscal 1995, $2,830,000 in 1994, and
         $3,853,000 in 1993. The average amount of short-term borrowings during the year was $3,430,000 in fiscal 1995, $2,733,000 in 1994, and
         $3,292,000 in 1993. The approximate weighted average interest rate was 6.2% in fiscal 1995, 6.6% in 1994, and 9% in 1993 (calculated by dividing interest expense for such borrowings by the weighted average borrowings outstanding during the year). The weighted average interest rate at year-end was 6.3% in fiscal 1995, 6.3% in 1994, and 8.6% in 1993.

          At year-end, the Corporation had short-term unused lines of credit aggregating $6,748,000 for foreign operations.

Long-Term Debt

         Long-term debt is summarized below:
         (Amounts in thousands)                               1995         1994
         Revolving credit and term bank loan .........      $ 7,900      $ 3,000
         Term notes ..................................         --         30,000
         Other long-term debt ........................           38          178
         Total debt ..................................        7,938       33,178
           Less current portion ......................           23          172
         Long-term debt ..............................      $ 7,915      $33,006

         The Corporation has an unsecured $100 million revolving credit and term bank loan agreement with several commercial banks, which allows for borrowings in various currencies and provides for interest to be payable at one half of one percent per annum over the London Inter-Bank Offering Rate, three eighths of one percent over the Certificate of Deposit rate, or at the base or money market rate quoted by the lender, depending upon the currencies borrowed and the form of borrowing.
         Principal borrowings outstanding at December 31, 1996 under the revolving credit and term bank loan will convert to a term loan payable in eight equal quarterly installments beginning March 31, 1997. A commitment fee at a rate of .25% is charged on the unused portion.
            The $30 million of 10.15% term notes were repaid in February 1995 to reduce debt and manage interest-rate exposure. An extraordinary charge of $1.7 million was recorded as a result of the early debt redemption that required the payment of premiums.
            The approximate weighted average interest rate was 10.7% in fiscal 1995 and 10.5% in fiscal 1994. The composite rate at March 31, 1995 was 8.4% and at March 31, 1994 was 13.3%.
            The terms of the revolving credit agreement require, among other things, specific levels of current ratio, fixed charge coverage ratio and minimum tangible net worth.
            Aggregate maturities of the above term debt for each of the years in the four-year period ending March 31, 1999 are $23,000, $1,003,000, $3,950,000, and $2,962,000, respectively.

Income Taxes

The components of the provision (benefit) for income taxes from continuing operations are as follows:

         (Amounts in thousands)                  1995        1994          1993
         Provision for income taxes:
           United
           States ...........................   $ 10,002   $ (5,997)   $ 10,385
           Foreign ..........................      1,882     (1,514)      1,743
           State ............................      2,735      1,396       2,618
         Total ..............................   $ 14,619   $ (6,115)   $ 14,746

         Components of income tax provision:
         Current:
           Federal ..........................   $  5,359   $  5,961    $ 11,976
           Foreign ..........................      1,218       (343)      1,809
           State ............................      1,687      1,903       2,941
           Total current ....................      8,264      7,521      16,726
         Deferred:
           Federal ..........................      4,643    (11,958)     (1,591)
           Foreign ..........................        664     (1,171)        (66)
           State ............................      1,048       (507)       (323)
           Total deferred ...................      6,355    (13,636)     (1,980)
         Total ..............................   $ 14,619   $ (6,115)   $ 14,746

Reconciliations between U.S. federal statutory rate and the effective tax rate (benefit) follow:

                                                                                             1995           1994           1993
         Tax at U.S. Federal statutory rate ...........................................      35.0%         (35.0)%         34.0%
         Increases (reductions) to statutory tax rate resulting from:
         Foreign income subject to tax at a rate different than U.S. rate .............      (0.4)           0.9           (1.1)
         State income taxes, net of federal income tax benefit ........................       5.1            6.7            5.1
         Research and development tax credit ..........................................      (1.0)          (1.2)          (0.3)
         Nondeductible amortization ...................................................       2.3           10.5            5.2
         Other ........................................................................       1.0           (0.8)           0.6
           Total ......................................................................      42.0%         (18.9)%         43.5%

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

The  principal  components  of the deferred tax assets and  liabilities follow:

(Amounts in thousands)                                    1995            1994
Deferred tax assets:
Net operating loss carryforwards .................      $ 11,802       $ 11,327
Streamlining and restructuring charges ...........         9,914         17,792
Vacation benefits ................................           794            687
Bad debt allowance ...............................         1,148            504
Inventory capitalization .........................           931          1,002
Depreciation and amortization ....................         2,076          1,369
Other deferred assets ............................         5,175          5,066
                                                          31,840         37,747
Valuation allowance ..............................       (13,173)       (13,656)
                                                          18,667         24,091
Deferred tax  liabilities:
Depreciation and amortization ....................           992            550
Other deferred liabilities .......................         1,461          1,257
                                                           2,453          1,807
Net deferred tax assets ..........................      $ 16,214       $ 22,284

Deferred income taxes are included in the
  following balance sheet accounts:
Other current assets .............................      $ 14,393       $ 19,802
Other assets .....................................         2,813          3,032
Deferred income taxes ............................          (992)          (550)
                                                        $ 16,214       $ 22,284

         The valuation allowance principally applies to net operating loss carryforwards that may not be fully utilized by the Company.

         Employee Retirement Plans
         The Corporation has a trusteed employee retirement profit sharing and 401(k) savings plan for eligible U.S. employees. The Plan does not provide for stated benefits upon retirement. Corporate contributions ($3,000,000 in 1995, $2,000,000 in 1994, and $2,300,000 in 1993) were charged to expense.
                Employees outside the U.S. are covered principally by government-sponsored plans that are deferred contribution plans and the cost of company provided plans is not material.
             Effective April 1, 1995 the Company adopted a nonqualified deferred compensation plan which permits certain key employees to annually elect to defer a portion of their compensation for their retirement. The amount of compensation deferred and related investment earnings will be placed in an irrevocable rabbi trust and presented as assets in the Corporation's balance sheet because they will be available to the general creditors of the Corporation in the event of the Company's insolvency. An offsetting liability will reflect amounts due employees.

         Stock Options
         Under Dynatech's Stock Option Plans, common stock is available for grant to key employees at prices not less than fair market value (110% of fair market value for employees holding more than 10% of the outstanding common stock) at the date of grant determined by the Board of Directors. Incentive or nonqualified options may be issued under the Plans and are exercisable from 1 to 10 years after grant. Options available for future grants under the Plans were 0, 499,146, and 511,146 at March 31, 1995, 1994, and 1993, respectively. A summary of changes in the outstanding options is as follows:

                                                        1995          1994          1993
Shares under option, beginning of year .........      705,806       820,984       858,564
Options granted (at an exercise price of $10.375
  to $17.50 in 1995, $13.75 in 1994, and
  $11.125 in 1993) .............................      927,000        20,000       271,000
Options exercised ..............................     (193,920)      (81,630)     (201,240)
Options canceled ...............................     (142,166)      (53,548)     (107,340)
Shares under option, end of year ...............    1,296,720       705,806       820,984

Shares exercisable .............................      163,936       291,206       316,004
Price of options exercised .....................    $8.625 to      $8.625 to     $8.625 to
                                                    $14.125        $14.125       $14.125

         The Corporation delivers treasury shares upon the exercise of stock options and the difference between the cost of the treasury shares, on a last-in, first-out basis, and the exercise price of the options, is reflected in additional paid-in capital.

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

Commitments and Contingencies
         The Corporation has operating leases covering plant, office facilities and equipment which expire at various dates through 2014. Future minimum annual fixed rentals required during the years ending in fiscal 1996 through 2000 under noncancelable operating leases having an original term of more than one year are $10,156,000, $8,233,000, $6,716,000, $4,827,000, and $3,933,000, respectively. The aggregate obligation subsequent to fiscal 2000 is $10,333,000. Rent expense from continuing operations was approximately $10,447,000, $12,267,000, and $12,507,000 in fiscal 1995, 1994, and 1993, respectively.
            The Corporation is a party to several pending legal proceedings and claims. Although the outcome of such proceedings and claims cannot be determined with certainty, the corporation's counsel and management are of the opinion that the final outcome should not have a material adverse effect on the Corporation's operations or financial position.


Segment Information and Geographic Areas
         Dynatech's operations and strategy are reported in two business segments: Information Support Products and Diversified Instrumentation. Information Support Products consists of businesses which support voice, video, and data communications. Diversified Instrumentation represents medical and diagnostic products and selected nonstrategic businesses held for sale. Segment information for the years ended March 31, 1995, 1994, and 1993 is summarized below:
            Assets identifiable to industry segments are those assets used in Company operations and do not include general corporate assets. Corporate assets consist primarily of cash and deferred income taxes.

(Amounts in thousands)                                  1995        1994          1993
Net sales
     Information Support Products ................   $ 367,390    $ 329,487    $ 332,702
     Diversified Instrumentation .................     121,386      128,962      141,495
                                                     $ 488,776    $ 458,449    $ 474,197
Operating income (loss) from continuing operations
     Information Support Products ................   $  39,858    $  22,700    $  46,506
     Diversified Instrumentation .................       6,437       (5,335)      (1,589)
                                                        46,295       17,365       44,917
Corporate expenses ...............................     (10,715)      (9,566)     (11,210)
Interest expense, net ............................      (2,401)      (2,550)        (637)
Streamlining and restructuring ...................        --        (37,582) *       --
Other income (expense) ...........................       1,627           (2)         837
Pretax income (loss) from continuing operations ..   $  34,806    $ (32,335)   $  33,907

Identifiable assets
     Information Support Products ................   $ 178,411    $ 168,934    $ 185,307
     Diversified Instrumentation .................      44,323       61,022       72,039
     General corporate ...........................      33,658       37,149       22,208
     Discontinued operations .....................        --         13,448       23,469
                                                     $ 256,392    $ 280,553    $ 303,023
Capital expenditures
     Information Support Products ................   $  12,888    $  13,174    $   9,752
     Diversified Instrumentation .................       3,145        3,595        3,513
     Corporate ...................................         184          103          165
     Discontinued operations .....................         209          962          917
                                                     $  16,426    $  17,834    $  14,347
Depreciation and amortization
     Information Support Products ................   $  17,920    $  22,364    $  16,710
     Diversified Instrumentation .................       4,466        9,329        8,196
     Corporate ...................................         197          214          220
                                                     $  22,583    $  31,907    $  25,126

     * On a segment basis,  the provision was allocated to  Information  Support
Products  $(24,136),   Diversified   Instrumentation  $(12,446),  and  Corporate
$(1,000).

            Sales in the Diversified Instrumentation segment related to nonstrategic businesses sold or held for divestment were $58,689,000 in 1995, $75,082,000 in 1994, and $83,483,000 in 1993.
            Operations outside the United States consist of manufacturing communications and medical diagnostic products in the Channel Islands and England and sales of a majority of Dynatech's products through wholly owned subsidiaries in Europe and Asia.
            Net income (loss) in fiscal 1995, 1994, and 1993 included currency gains (losses) of approximately $431,000, $(364,100), and $31,200, respectively.
            The cumulative amount of undistributed earnings of consolidated foreign subsidiaries for which federal income taxes have not been provided was $37,918,000 at March 31, 1995. These earnings which reflect full provision for non-U.S. income taxes, are indefinitely reinvested in non-U.S. operations or will be remitted substantially free of additional tax. Accordingly, no provision has been made for taxes that might be payable upon remittance of such earnings nor is it practicable to determine the amount of this liability.

     Information by geographic areas for the years ended March 31, 1995, 1994, and 1993 is summarized below:

                                                                                  Outside U.S.
(Amounts in thousands)                                        United States      (principally Europe)      Combined
Sales to unaffiliated customers
       1995                                                     $388,120*            $100,656              $488,776
       1994                                                      370,771*              87,678               458,449
       1993                                                      378,021*              96,176               474,197
Income (loss) before taxes from continuing operations
       1995                                                      $27,930                $6,876               $34,806
       1994                                                      (24,484)               (7,851)              (32,335)
       1993                                                       27,103                 6,804                33,907
Identifiable assets at
       March 31, 1995                                           $177,317               $79,075              $256,392
       March 31, 1994                                            200,620                79,933               280,553
       March 31, 1993                                            215,134                87,889               303,023

*  Includes export sales of $81,808, $73,745, and $77,513, in 1995, 1994, and 1993, respectively.

Acquisitions and Divestments

         1995 Acquisitions
         In October 1994, the Corporation acquired selected assets of Time Logic Inc. (TLI) of Moorpark, California for approximately $1 million in cash. TLI manufactures telecine editing systems for the post-production and corporate video markets. Acquired intangible assets of $450,000 are being amortized over five years. The investment in excess of fair market value of assets purchased of $606,000 is being amortized over 15 years.

            The acquisition was accounted for under the purchase method of accounting, and results of its operations have been included from the date of acquisition. Since the effects of the purchase acquisition for the period April 1, 1994 through the date of acquisition and for the twelve months ended March 31, 1995 is not material to the consolidated financial statements, pro forma information is not reflected herein.

            In addition, the Company purchased technology rights and licenses from various parties aggregating $2.1 million which are being amortized over five years.

         1994 Acquisitions
         In fiscal 1994, two acquisitions, recorded as purchases, were made for $2.8 million in cash and assumed liabilities of $1.6 million. The effects of the purchase acquisitions for the period April 1, 1993 through the dates of acquisition and for the twelve months ended March 31, 1994 are not material to the consolidated financial statements.

         1993 Acquisitions
         In fiscal 1993, two acquisitions, recorded as purchases, were made for $6.6 million in cash and assumed liabilities of $1.2 million. The effects of the purchase acquisitions for the period April 1, 1992 through the dates of acquisition and for the twelve months ended March 31, 1993 are not material to the consolidated financial statements.

         Divestments
         During fiscal 1995 the Corporation sold two businesses which had been classified as discontinued operations for approximately $13.9 million in cash and long-term promissory notes approximating $3.1 million. Eight other businesses were sold for approximately $13.2 million in cash and long-term promissory notes approximating $2.1 million. The effects of these transactions were reflected in fiscal 1994 and did not effect fiscal 1995 earnings.

            In fiscal 1994 the Corporation sold four businesses for $3.3 million. The effects of these transactions were not material to the consolidated financial statements. In fiscal 1993 the Corporation sold certain assets of two businesses on which a pretax gain of approximately $112,000 was recognized.

     Report of Independent Accountants

     To the Board of Directors and Shareholders of Dynatech Corporation:

        We have audited the accompanying consolidated balance sheets of Dynatech Corporation at March 31, 1995 and 1994, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three fiscal years in the period ended March 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Dynatech Corporation as of March 31, 1995 and 1994, and the consolidated results of its operations and its cash flows for each of the three fiscal years in the period ended March 31, 1995, in conformity with generally accepted accounting principles.




     Coopers & Lybrand L.L.P.
     Boston, Massachusetts
     May 15, 1995

Summary of Operations by Quarter (Unaudited)

(Amounts in thousands except per share data)

1995 Quarter                                                   First       Second         Third        Fourth               Year

Sales ................................................      $117,772      $121,377      $127,242      $122,385          $488,7762
Gross profit .........................................        61,048        63,803        67,239        65,884            257,974
Income from continuing operations ....................         3,660         5,084         5,608         5,835             20,187
Net income ...........................................         3,660         5,084         5,608         4,816(d)          19,168(d)
Income per common share (b)
      Continuing operations ..........................       $   .20       $   .29       $   .32       $   .33           $   1.13
      Net income .....................................       $   .20       $   .29       $   .32       $   .27           $   1.07
Market Share Price (a)(b) - High .....................       $ 11.00       $ 11.25       $ 16.75       $ 19.38
                            Low ......................       $  7.88       $ 10.38       $ 10.75       $ 13.50



1994 Quarter                                                     First        Second       Third       Fourth          Year

Sales ...................................................      $117,749      $111,360      $113,381    $  115,959      $ 458,449
Gross profit ............................................        63,176        58,899        59,629        58,182        239,886
Income (loss) from continuing operations ................         3,452         3,290         1,425       (34,387)       (26,220)
Net income (loss) .......................................         3,553         3,267         1,274       (38,077)(c)    (29,983)(c)
Income (loss) per common share (b)
      Continuing operations .............................       $   .19       $   .18       $   .08       $ (1.85)     $   (1.41)
      Net income (loss) .................................       $   .19       $   .18       $   .07       $ (2.05)     $   (1.61)
Market Share Price (a)(b)- High .........................       $ 16.63       $ 14.63       $ 12.38       $ 11.63
                           Low ..........................       $ 12.88       $ 11.50       $ 10.25       $  9.25


(a) Dynatech common shares are traded on the NASDAQ - National
    Market System No cash dividends have been paid on Dynatech common shares.
(b) Restated for the 2-for-1 stock split in March 1995.
(c) Amounts reflect reorganization charges, net of tax, of $35,103.
(d) Includes extraordinary charge, net of tax, of $1,019 for early retirement of debt.
