Form 10-K405, Exhibit 13
period 1996-03-31
DYNATECH CORP
filed 1996-06-17
CIK 30841

EXHIBIT 13


                              DYNATECH CORPORATION

                  Excerpts of 1996 Annual Report To Shareholders

                  Five Year Summary
                  Management's Discussion and Analysis of Financial
                           Consolidation and Results of Operations
                  Consolidated Financial Statements
                  Notes to Consolidated Financial Statements
                  Summary of Operations by Quarter (Unaudited)

                                                           Dynatech Corporation


Five-Year Summary

(Amounts in thousands except per share data)
Years ended March 31, ...............................        1996         1995         1994         1993         1992
- ---------------------------------------------------------------------------------------------------------------------

Results of operations (a)

Sales ...............................................   $ 293,042    $ 243,078    $ 199,612    $ 190,000    $ 142,249
Cost of sales .......................................     111,436       91,412       72,103       65,738       45,607
                                                        ---------    ---------    ---------    ---------    ---------
Gross profit ........................................     181,606      151,666      127,509      124,262       96,642
Selling, general and administrative expense .........      98,487       86,329       70,719       73,704       53,682
Product development expense .........................      36,456       30,585       26,863       23,691       19,583
Purchased incomplete technology .....................      16,852         --           --           --           --
Amortization of intangibles .........................       5,136        5,106        5,728        5,087        2,676
                                                        ---------    ---------    ---------    ---------    ---------
Operating income ....................................      24,675       29,646       24,199       21,780       20,701
Interest expense ....................................      (1,723)      (3,919)      (3,794)      (2,229)      (3,470)
Interest income .....................................       2,181        1,518        1,244        1,592        2,248
Other income, net ...................................         975          850        2,198           77        1,737
                                                        ---------    ---------    ---------    ---------    ---------
Income from continuing operations before income taxes      26,108       28,095       23,847       21,220       21,216
Provision for income taxes ..........................      10,394       11,671        9,897        9,231        9,059
                                                        ---------    ---------    ---------    ---------    ---------
Income from continuing operations ...................      15,714       16,424       13,950       11,989       12,157
Discontinued operations, net of income taxes ........      (1,471)       3,763      (43,933)       4,446        1,266
Extraordinary charge, net of income taxes ...........        --         (1,019)        --           --           --
                                                        ---------    ---------    ---------    ---------    ---------
Net income (loss) ...................................   $  14,243    $  19,168    $ (29,983)   $  16,435    $  13,423
                                                        =========    =========    =========    =========    =========
Income (loss) per common share
     Continuing operations ..........................   $    0.86    $    0.92    $    0.75    $    0.65    $    0.65
     Discontinued operations ........................       (0.08)        0.21        (2.36)        0.25         0.07
     Extraordinary charge ...........................        --          (0.06)        --           --           --
                                                        ---------    ---------    ---------    ---------    ---------
                                                        $    0.78    $    1.07    $   (1.61)   $    0.90    $    0.72
                                                        =========    =========    =========    =========    =========
Balance sheet data (b)

Net working capital .................................   $ 105,861    $  91,513    $  91,010    $ 118,509    $ 126,278
Total assets ........................................   $ 205,189    $ 256,392    $ 280,553    $ 303,023    $ 312,531
Long-term debt ......................................   $   1,800    $   7,915    $  33,006    $  50,873    $  80,845
Shareholders' equity ................................   $ 160,719    $ 154,320    $ 142,643    $ 171,904    $ 158,649
Shares of stock outstanding .........................      17,585       17,573       18,594       18,506       18,421
Shareholders' equity per share ......................   $    9.14    $    8.78    $    7.67    $    9.29    $    8.61


(a)  Results have been restated to reflect discontinued operations.
(b)  Balance sheet data for fiscal 1992 through 1995 have not been restated to reflect discontinued operations.


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
  OPERATIONS

This annual report contains forward-looking statements which involve risks and uncertainties. The Company's actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, product demand and market acceptance risks, the effect of economic conditions, the impact of competitive products and pricing, product development, commercialization and technological difficulties, capacity and supply constraints or difficulties, availability of capital resources, general business and economic conditions, the effect of the Company's accounting policies, and other risks detailed below and in the Company's Securities and Exchange Commission filings.

BUSINESS
Dynatech is a global communications equipment company focused on network technology solutions. Its products address communications test, industrial and scientific communications, and non-broadcast video technology applications. During the fourth quarter of 1996, the Board of Directors approved, and the Company announced a formal plan to discontinue its non-core businesses.
Results of operations have been restated to reflect discontinued operations.

The following table and commentary should be read in conjunction with the Consolidated Financial Statements and related Notes to Consolidated Financial Statements.

                                                              Percent of Sales                  Percent
                                                                                               of Change
                                                                                         1996     1995     1994
                                                                                          vs.      vs.      vs.
Years ended March 31,                                       1996     1995      1994      1995     1994     1993
- ----------------------------------------------------------------------------------------------------------------
Sales ...............................................     100.0%    100.0%    100.0%     20.5%    21.8%     5.1%
Gross profit ........................................      62.0      62.4      63.9      19.7     18.9      2.6
Selling, general and administrative expense .........      33.6      35.5      35.4      14.1     22.1     (4.0)
Product development expense .........................      12.4      12.6      13.5      19.2     13.9     13.4
Purchased incomplete technology .....................       5.8        --        --     100.0       --       --
Amortization of intangibles .........................       1.8       2.1       2.9       0.6    (10.9)    12.6
Operating income (loss) .............................       8.4      12.2      12.1     (16.8)    22.5     11.1
Interest expense ....................................      (0.5)     (1.6)     (1.9)    (56.0)     3.3     70.2
Interest income .....................................       0.7       0.6       0.6      43.7     22.0    (21.9)
Other income (expense) ..............................       0.3       0.3       1.1      14.7    (61.3)      *
Income (loss) from continuing operations before taxes       8.9      11.5      11.9      (7.1)    17.8     12.4
Income taxes ........................................       3.5       4.8       4.9     (10.9)    17.9      7.2
Income (loss) from continuing operations ............       5.4       6.7       7.0      (4.3)    17.7     16.4

* not meaningful

FISCAL 1996 COMPARED TO FISCAL 1995
         SALES
         Consolidated sales from continuing operations increased 20.5% to $293.0 million from $243.1 million in fiscal 1995 as a result of increased revenue of 24.6% in domestic and 7.1% in international sales including export sales.
            Sales of communications test products rose 20% due to increased demand for existing products and increased volume generated by two acquisitions during the year. The new acquisitions generated $16.6 million in additional revenue during fiscal 1996. Sales of industrial and scientific communications products rose 29% driven by strong demand for these products in a broad range of markets.
            Backlog from ongoing operations was $57.3 million at March 31, 1996 as compared to $40.3 million at March 31, 1995.

         GROSS PROFIT
         Consolidated gross profit from continuing operations for fiscal 1996 was 62.0% compared to 62.4% for the prior year. The slight reduction was primarily driven by increased sales of industrial and scientific communications products which have a lower gross margin than the consolidated average.

         EXPENSES
         As a percentage of consolidated sales, selling, general and administrative expenses decreased to 33.6% as compared to 35.5% in the previous year. General and administrative costs increased at a rate slower than revenue growth, primarily due to the increased revenues generated from new acquisitions. Product development expense was 12.4% of sales in fiscal 1996 down slightly from 12.6% in fiscal 1995 primarily due to relatively low development expenses within newly acquired businesses. Amortization of intangibles remained relatively unchanged. Decreases of amortization on existing businesses was offset with the amortization costs associated with current year acquisitions.
            During 1996, the Company purchased incomplete technology activities of Tele-Path Industries, Inc., resulting in a pretax charge to operations of $16.8 million. This incomplete technology had not reached technological feasibility and had no alternative use.
            Interest expense declined compared to the prior year as a result of repayment of debt. Interest income increased primarily from higher average cash balances during the course of the year.

         TAXES
         The effective tax rate declined in fiscal 1996 to 39.8% compared to 41.5% as a result of the resolution of certain prior year tax rebates and utilization of certain foreign loss carry forwards .

         EXTRAORDINARY CHARGE
         In February 1995, the Corporation recorded an extraordinary charge of $1.7 million ($1.0 million, net of taxes), reflecting a payment penalty for early debt redemption of its $30 million 10.15% term notes.

         NET INCOME
         Net income from continuing operations for fiscal 1996 was $15.7 million or $.86 per share, as compared to $.92 per share in fiscal 1995. Net income in the current year includes a write-off of incomplete purchased technology that accounted for a pretax charge of $16.8 million with an after-tax effect on earnings per share of $(.56).

FISCAL 1995 COMPARED TO FISCAL 1994
         SALES
         Consolidated sales from continuing operations increased 21.8% in fiscal 1995 as a result of a 24.2% increase in domestic sales and 14.5% growth in international sales. International sales, including export sales, were 23.1% of consolidated sales in fiscal 1995 and 24.6% of consolidated sales in fiscal 1994.
            Sales for communications test products and industrial and scientific communications products rose 23.2% and 22.4%, respectively, in fiscal 1995 versus fiscal 1994.
            Backlog from ongoing operations was $40.3 million at March 31, 1995, compared with $32.8 million at March 31, 1994.

         GROSS PROFIT
         Consolidated gross profit from continuing operations was 62.4% for fiscal 1995, compared to 63.9% for the prior year. The decrease in rate was a result of higher production costs for new products. Communications test products gross margin declined to 66.2%, compared to 67.2% in the prior year, while industrial and scientific communications products declined 2.7% to 41.3%.

         EXPENSES
         Selling, general and administrative expenses were relatively constant at 35.5% in fiscal 1995 versus 35.4% in fiscal 1994, respectively. Amortization of intangibles as a percentage of sales declined in fiscal 1995 to 2.1% versus 2.9% in the previous fiscal year. The percentage decline was attributed to increased sales volume. Product development expense was 12.6% of sales in fiscal 1995, compared to 13.5% in fiscal 1994. The reduction was attributed primarily to the completion of a number of projects during 1995 which had been accelerated in 1994.
            Interest expense remained virtually unchanged compared to the prior year. Interest income, primarily from short-term deposits in Europe, increased reflecting higher investment rates, earnings on notes acquired in divestment activities, and favorable operating cash flow.

         TAXES
         The effective tax rate from continuing operations remained constant at 41.5% for fiscal years ended March 31, 1995 and March 31, 1994.

         EXTRAORDINARY CHARGE
         In February 1995, the Corporation recorded an extraordinary charge of $1.7 million ($1.0 million, net of taxes), reflecting a prepayment penalty for early debt redemption of its $30 million 10.15% term notes. This redemption, partially accomplished by the use of excess cash, was undertaken as part of Dynatech's efforts to reduce its interest costs.

         NET INCOME (LOSS)
         Net income in fiscal 1995 was $19.2 million for a record $1.07 per share. The net loss in fiscal 1994 was $30.0 million, or $(1.61) per share. Net income from discontinued operations was $3.8 million or $.21 per share in 1995 as compared to a net loss of $43.9 million or $(2.36) per share in 1994.

CAPITAL RESOURCES AND LIQUIDITY

         Dynatech's funded debt stood at 1.5% of total capital at March 31, 1996, the lowest year-end level in Company history. Cash proceeds from divestitures and favorable operating cash flow enabled Dynatech to repay its $30 million term note in February 1995. The working capital ratio at March 31, 1996 improved to 4 to 1, an increase from 2 to 1 at March 31, 1995.
            Net cash flows from operating activities were $22.4 million in fiscal 1996, $31.0 million in fiscal 1995 and $35.1 million in fiscal 1994. The decrease in fiscal 1996 over fiscal 1995 was due to cash outlays for discontinued operations. Combined accounts receivable and inventories at year-end were 25% of fiscal 1996 sales compared to 27% in fiscal 1995 and 29% in fiscal 1994. Cash balances primarily reflect short-term deposits in Europe.
            Investment in property and equipment was $8.2 million in fiscal 1996, compared to $16.4 million and $17.8 million in fiscal 1995 and 1994, respectively. Average net fixed assets employed in continuing operations were $18.4 million, or 6% of fiscal 1996 sales, compared to $37.0 million, or 8% of sales in fiscal 1995. Dynatech anticipates that its capital spending in property and equipment in fiscal 1997 will be at the same approximate level as in fiscal 1996. Funding for capital expenditures is expected to be provided primarily from internal sources.
            The Corporation's financial performance, together with its reserve debt capacity and working capital, leave it well positioned to finance its current and anticipated cash requirements for fiscal 1997.
            Inflation rates were moderate during fiscal 1996 and did not have a major impact on operations.

DISCONTINUED OPERATIONS

         The Company is currently employing a business strategy that involves, among other things, the expansion and growth of its telecommunications test and industrial and scientific communications businesses. On February 7, 1996, the Board of Directors approved, and the Company announced, a formal plan to discontinue non-core businesses. Net sales, operating costs and expenses, other income and expense, and income taxes for fiscal 1994, 1995, and the first three quarters of 1996 associated with discontinued units have been reclassified in the accompanying statements of operations as discontinued operations. The actual fourth quarter operating losses for the discontinued units up to the measurement date have also been included in discontinued operations. The Company's balance sheet and statements of cash flows have not been restated for discontinued businesses in prior years. Net assets of discontinued companies held for sale were $22.8 million at the end of fiscal 1996. Gains on the business disposed of prior to March 31, 1996, and cost related to the disposition of businesses, including operating losses after the measurement date, have been recorded on the balance sheet.
            The Company expects to dispose of the units held for sale during fiscal 1997. Management believes that the net proceeds from these dispositions will exceed the carrying amounts and anticipated ongoing costs to operate the businesses for fiscal 1997. Anticipated gains will not be reflected in the statements of operations until they are realized at the completion of the divestiture program.
            In fiscal 1996, the Company sold five businesses in non-core products for $48.9 million in cash. The effects of these transactions were reflected in discontinued operations. The Company has ten businesses for sale at March 31, 1996 and has hired an investment banker to help in disposing the businesses in fiscal 1997.
            During fiscal 1995, the Corporation sold ten businesses for approximately $27.1 million in cash and long-term promissory notes approximating $5.2 million. The provision for losses was reflected in fiscal 1994 and did not affect fiscal 1995 earnings.
            In fiscal 1994, the Corporation sold four businesses for $3.3 million.

Summary operating results of the discontinued operations are as follows:

(Amounts in thousands)           1996         1995        1994
- -------------------------------------------------------------------
Sales ....................   $ 182,040    $ 256,452   $ 310,072
Gross margin .............      79,571      109,563     126,739
Operating income .........      (3,703)       6,252     (53,488)
Income (loss) before taxes      (3,460)       6,711     (58,202)
Net income (loss) ........   $  (1,471)   $   3,763   $ (43,933)

Consolidated Statements of Operations                                                                  Dynatech Corporation

(Amounts in thousands except per share data)

Years ended March 31,                                                           1996           1995           1994
- ------------------------------------------------------------------------------------------------------------------
Sales ......................................................................   $ 293,042    $ 243,078    $ 199,612
Cost of sales ..............................................................     111,436       91,412       72,103
                                                                               ---------    ---------    ---------
Gross profit ...............................................................     181,606      151,666      127,509
Selling, general and administrative expense ................................      98,487       86,329       70,719
Product development expense ................................................      36,456       30,585       26,863
Purchased incomplete technology ............................................      16,852         --           --
Amortization of intangibles ................................................       5,136        5,106        5,728
                                                                               ---------    ---------    ---------
Operating income ...........................................................      24,675       29,646       24,199
Interest expense ...........................................................      (1,723)      (3,919)      (3,794)
Interest income ............................................................       2,181        1,518        1,244
Other income, net ..........................................................         975          850        2,198
                                                                               ---------    ---------    ---------
Income from continuing operations before income taxes ......................      26,108       28,095       23,847
Provision for income taxes .................................................      10,394       11,671        9,897
                                                                               ---------    ---------    ---------
Income from continuing operations ..........................................      15,714       16,424       13,950
Discontinued operations
  Operating income (loss), net of income tax provision (benefit) of $(1,009)
       in 1996, $2,948 in 1995 and $(18,668) in 1994 ..................           (1,471)       3,763      (43,393)
                                                                               ---------    ---------    ---------
Income (loss) before extraordinary charge ..................................      14,243       20,187      (29,983)
Extraordinary charge for early retirement of debt, net of income tax benefit
     of $738 ...............................................................        --         (1,019)        --
                                                                               ---------    ---------    ---------
Net income (loss) ..........................................................   $  14,243    $  19,168    $ (29,983)
                                                                               =========    =========    =========

Income (loss) per common share
     Continuing operations .................................................   $     .86    $     .92    $     .75
     Discontinued operations ...............................................        (.08)         .21        (2.36)
     Extraordinary charge ..................................................        --           (.06)         --
                                                                               ---------    ---------    ---------
                                                                               $     .78    $    1.07    $   (1.61)
                                                                               =========    =========    =========
Weighted average number of common shares ...................................      18,315       17,846       18,579
                                                                               =========    =========    =========

The accompanying notes are an integral part of the consolidated financial statements.


Consolidated Balance Sheets                                                    Dynatech Corporation

(Amounts in thousands except share data)

March 31,                                                                    1996           1995
- --------------------------------------------------------------------------------------------------
ASSETS

Current assets:
   Cash and cash equivalents ...........................................   $  46,094    $  27,795
   Accounts receivable (less allowance of $957 and $5,077, respectively)      45,367       72,152
   Inventories
       Raw materials ...................................................      10,210       26,752
       Work in process .................................................       9,381       14,168
       Finished goods ..................................................       7,325       19,560
                                                                           ---------    ---------
                                                                              26,916       60,480
   Other current assets ................................................       5,981       24,251
   Net assets of discontinued operations held for sale .................      22,824         --
                                                                           ---------    ---------
   Total current assets ................................................     147,182      184,678
                                                                           ---------    ---------

Property and equipment, at cost:
   Land, building and improvements .....................................        --          1,927
   Machinery and equipment .............................................      39,441       68,618
   Furniture and fixtures ..............................................       6,680       16,523
   Leasehold improvements ..............................................       2,468        5,173
                                                                           ---------    ---------
                                                                              48,589       92,241
   Less accumulated depreciation and amortization ......................     (30,038)     (57,450)
                                                                           ---------    ---------
                                                                              18,551       34,791
Other assets:
   Intangible assets, net ..............................................      28,406       29,104
   Other ...............................................................      11,050        7,819
                                                                           ---------    ---------
                                                                           $ 205,189    $ 256,392
                                                                           =========    =========

The  accompanying  notes  are an  integral  part  of  the  consolidated financial statements.

Consolidated Balance Sheets                                                                            Dynatech Corporation

(Amounts in thousands except share data)

March 31,                                                                     1996           1995
- --------------------------------------------------------------------------------------------------
LIABILITIES and SHAREHOLDERS' EQUITY

Current liabilities:
    Notes payable and current portion of long-term debt .................   $     655    $   4,374
    Accounts payable ....................................................       9,849       19,651
    Accrued expenses:
      Compensation and benefits .........................................      16,120       23,922
      Taxes, other than income taxes ....................................         834        3,139
      Deferred revenue ..................................................       3,424        3,644
      Streamlining and restructuring ....................................        --         22,556
      Other .............................................................       9,500       14,656
    Accrued income taxes ................................................         939        1,223
                                                                            ---------    ---------
    Total current liabilities ...........................................      41,321       93,165
                                                                            ---------    ---------
Long-term debt ..........................................................       1,800        7,915
Deferred income taxes ...................................................         531          992
Deferred compensation ...................................................         818         --

Commitments and contingencies

Shareholders' equity:
    Serial preference stock, par value $1 per share;
      authorized 100,000 shares; none issued
    Common stock, par value $.20 per share; authorized 26,000,000 shares;
      issued and outstanding 18,605,298 .................................       3,721        3,721
    Additional paid-in capital ..........................................      12,102        7,432
    Retained earnings ...................................................     165,657      151,414
    Cumulative translation adjustments ..................................         342        2,659
    Treasury stock, at cost; 1,020,605 and 1,032,760 shares, respectively     (21,103)     (10,906)
                                                                            ---------    ---------
    Total shareholders' equity ..........................................     160,719      154,320
                                                                            ---------    ---------
                                                                            $ 205,189    $ 256,392
                                                                            =========    =========

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Shareholders' Equity                                                                Dynatech Corporation

(Amounts in thousands)
                                        Number of Shares                Additional             Cumulative                Total
                                      Common     Treasury    Common      Paid-In    Retained   Translation   Treasury  Shareholders'
                                       Stock       Stock     Stock       Capital    Earnings   Adjustments    Stock      Equity
- ------------------------------------------------------------------------------------------------------------------------------------

    Balance, March 31, 1993 .....     12,384      (3,131)   $  2,477    $  9,160    $215,940   $   (347)   $(55,326)   $171,904
    Net loss - 1994 .............                                                    (29,983)                           (29,983)
    Translation adjustments .....                                                                  (410)                   (410)
    Exercise of stock options and
      other issuances ...........          3          41                    (111)                               878         767
    Tax benefit from exercise of
      stock options .............                                            365                                            365
                                    --------    --------    --------    --------    --------   --------    --------    --------
    Balance, March 31, 1994 .....     12,387      (3,090)      2,477       9,414     185,957       (757)    (54,448)    142,643
    Net income - 1995 ...........                                                     19,168                             19,168
    Purchases of treasury stock .                   (597)                                                   (12,576)    (12,576)
    Translation adjustments .....                                                                 3,416       3,416
    Exercise of stock options and
      other issuances ...........                     90                    (215)                             1,790       1,575
    Retirement of treasury stock      (3,085)      3,085        (617)                (53,711)                54,328         --
    Two-for-one stock split .....      9,303        (521)      1,861      (1,861)                                           --
    Tax benefit from exercise of
      stock options .............                                             94                                             94
                                    --------    --------    --------    --------    --------   --------    --------    --------
    Balance, March 31, 1995 .....     18,605      (1,033)      3,721       7,432     151,414      2,659     (10,906)    154,320
    Net income - 1996 ...........                                                     14,243                             14,243
    Purchases of treasury stock .                   (800)                                                   (19,367)    (19,367)
    Translation adjustments .....                                                                (2,317)                 (2,317)
    Exercise of stock options and
      other issuances ...........                    812                   3,688                              9,170      12,858
    Tax benefit from exercise of
      stock options .............                                            982                                            982
                                    --------    --------    --------    --------    --------   --------    --------    --------
    Balance, March 31, 1996 .....     18,605      (1,021)   $  3,721    $ 12,102    $165,657   $    342    $(21,103)   $160,719
                                    ========    ========    ========    ========    ========   ========    ========    ========



The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Cash Flows                                                     Dynatech Corporation
(Amounts in thousands)

Years ended March 31,                                                            1996        1995         1994
- --------------------------------------------------------------------------------------------------------------
Operating activities:
      Net income (loss) from operations ...................................   $ 15,714    $ 20,187    $(26,220)
      Adjustment for non-cash items included in net income (loss):
         Depreciation .....................................................      8,279      14,112      13,754
         Amortization of intangibles ......................................      5,136       8,471      18,153
         Purchased incomplete technology ..................................     16,852        --          --
         Streamlining and restructuring charges ...........................       --          --        35,276
         Increase (decrease) in deferred income taxes .....................     (5,173)      7,187         (79)
         Other ............................................................        457         283       1,947
      Changes in operating assets and liabilities, net of effects of
         purchase acquisitions and divestitures ...........................    (19,556)    (16,013)    (13,545)
                                                                              --------    --------    --------
      Net cash provided by continuing operations ..........................     21,709      34,227      29,286
      Net cash provided by (used in) discontinued operations ..............        699      (3,250)      5,771
                                                                              --------    --------    --------
      Net cash provided by operating activities ...........................     22,408      30,977      35,057
                                                                              --------    --------    --------

Investing activities:
      Purchases of property and equipment .................................     (8,198)    (16,426)    (17,834)
      Disposals of property and equipment .................................        308         437         636
      Proceeds from sales of businesses ...................................     48,901      27,140       3,262
      Businesses acquired in purchase transactions, net of cash acquired ..    (17,143)     (1,056)     (2,757)
      Other ...............................................................      5,597      (1,095)      2,629
                                                                              --------    --------    --------
      Net cash flows provided by (used in) continuing operations ..........     29,465       9,000     (14,064)
      Net cash flows used in discontinued operations ......................     (5,487)       --          --
                                                                              --------    --------    --------
      Net cash flows provided by (used in) investing activities ...........     23,978       9,000     (14,064)
                                                                              --------    --------    --------

Financing activities:
      Debt borrowings .....................................................       --         6,121        --
      Repayment of debt ...................................................     (9,400)    (30,246)    (20,312)
      Premium paid on early retirement of debt ............................       --        (1,757)       --
      Proceeds from exercise of stock options .............................        952       1,461         767
      Purchases of treasury stock .........................................    (19,367)    (12,576)       --
                                                                              --------    --------    --------
      Net cash flows used in financing activities .........................    (27,815)    (36,997)    (19,545)
                                                                              --------    --------    --------
Effect of exchange rate on cash ...........................................       (272)      1,714      (2,697)
                                                                              --------    --------    --------
Increase (decrease) in cash and cash equivalents ..........................     18,299       4,694      (1,249)
Cash and cash equivalents at beginning of year ............................     27,795      23,101      24,350
                                                                              --------    --------    --------
Cash and cash equivalents at end of year ..................................   $ 46,094    $ 27,795    $ 23,101
                                                                              ========    ========    ========

Change in operating asset and liability components:
      Decrease (increase) in trade accounts receivable ....................   $(10,287)   $ (1,215)   $ 12,717
      Increase in inventories .............................................     (2,007)     (2,820)     (4,876)
      Decrease (increase) in other current assets .........................       (297)        180     (15,629)
      Increase (decrease) in accounts payable .............................       (402)        129      (3,232)
      Decrease in accrued expenses and taxes ..............................     (6,563)    (12,287)     (2,525)
                                                                              --------    --------    --------
      Change in operating assets and liabilities ..........................   $(19,556)   $(16,013)   $(13,545)
                                                                              ========    ========    ========

Supplemental disclosures of cash flow information:
     Cash paid during the year for:
         Interest .........................................................   $  1,739    $  4,833    $  5,090
         Income taxes .....................................................   $ 13,798    $  7,672    $ 11,798
     Tax benefit of disqualifying dispositions of stock options ...........   $    982    $     94    $    365

The accompanying notes are an integral part of the consolidated financial statements.


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                  DYNATECH CORPORATION

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         BUSINESS
         Dynatech is a global communications equipment company focused on network technology solutions. Its products address communications test, industrial and scientific communications, and non-broadcast video technology applications.

         PRINCIPLES OF CONSOLIDATION
         The consolidated financial statements include the accounts of the parent company and its wholly owned domestic and international subsidiaries. Intercompany accounts and transactions have been eliminated. Certain prior-year amounts, principally related to discontinued operations, have been reclassified to conform with the current year.

         REVENUE RECOGNITION
         Sales of products and services are recorded based on product shipment and performance of service, respectively.

         RESEARCH, DEVELOPMENT AND WARRANTY COSTS
         Costs  relating  to  research,  development  and product  warranty  are
         expensed  as  incurred.   Warranty   costs  are  not  material  to  the
         consolidated financial statements.

         FOREIGN CURRENCY TRANSLATION
         The functional currency for the majority of the Company's foreign operations is the applicable local currency. The translation from the applicable foreign currencies to U.S. dollars is performed for balance sheet accounts using the exchange rates in effect at the balance sheet date and for revenue and expense accounts using a weighted average exchange rate during the period. The gains or losses resulting from such translation are included in stockholders' equity. Gains or losses resulting from foreign currency transactions are included in other income.

         CASH EQUIVALENTS
         Cash equivalents represent highly liquid debt instruments with a maturity of three months or less at the time of purchase. Financial instruments, which potentially subject the Corporation to concentrations of credit risk, consist primarily of short-term deposits in Europe with major banks, with investment levels and debt ratings set to limit exposure from any one institution.

         DERIVATIVES
         The Company enters into a limited number of forward exchange contracts to manage the exposure to foreign currency fluctuations associated with certain monetary assets and liabilities denominated in a foreign currency, as well as certain highly anticipated cash flows or firm commitments. Gains and losses on these contracts will be included in income when the operating revenue and expenses related to the underlying transactions are recognized. Notional amounts as of March 31, 1996 are $1.0 million.

         INVENTORIES
         Inventories are stated at the lower of cost (first-in, first-out or average) or market.

         INTANGIBLE ASSETS
         Intangible assets acquired primarily from business acquisitions are summarized as follows:

          (Amounts in thousands)                      1996      1995
          -----------------------------------------------------------
          Product technology ....................   $18,259   $30,859
          Excess of cost over net assets acquired    17,424    18,687
          Other intangible assets ...............    13,307    14,123
                                                    -------   -------
                                                     48,990    63,669
          Less accumulated amortization .........    20,584    34,565
                                                    -------   -------
          Total .................................   $28,406   $29,104
                                                    =======   =======

         At each balance sheet date, management evaluates whether there has been a permanent impairment in the value of goodwill or intangible assets by assessing the carrying value of the asset against the anticipated future cash flows from related operating activities. Factors which management considers in performing this assessment include current operating results, trends and prospects, and, in addition, demand, competition, and other economic factors.

         Product technology and other intangible assets are amortized on a straight-line basis primarily over three to ten years, but in no event longer than their expected useful lives. Amortization expense related to product technology was $1.9 million in fiscal 1996, $1.6 million in fiscal 1995, and $1.8 million in fiscal 1994, and was excluded from cost of sales. Excess of cost over fair market value of net assets is being amortized on a straight-line basis primarily over 15 years.

         DEPRECIATION AND AMORTIZATION
         Depreciation of machinery, equipment, and fixtures is computed on the straight-line method over estimated useful lives of two to ten years. Leasehold improvements are amortized over the lesser of the lives of the leases or estimated useful lives of the improvements. Buildings are depreciated on the straight-line method over the estimated useful lives.
            The cost of improvements is charged to the property accounts, while maintenance and repairs are charged to income as incurred. Upon retirement or other disposition of property and equipment, the cost and related depreciation are removed from the accounts, and any resulting gain or loss is reflected in the Statement of Operations.

         USE OF ESTIMATES
         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Significant estimates in these financial statements include allowances for accounts receivable, net realizable value of inventories, tax valuation reserves, and the net realizable value of assets from discontinued operations held for sale. Actual results could differ from those estimates.

         INCOME TAXES
         The Company provides for income taxes in accordance with Statement of Financial Accounting Standard No. 109., "Accounting for Income Taxes." Under this method, deferred tax assets and liabilities are determined based on the differences between the financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Corporation's policy is not to provide for U.S. taxes on undistributed earnings of foreign subsidiaries to the extent that such earnings are determined to be permanently invested outside the United States.

         INCOME PER SHARE
         Income per share is based on the weighted average number of common shares and common share equivalents outstanding including the effect of the deferred stock compensation for directors.

         TREASURY STOCK
         The Company delivers treasury shares upon the exercise of stock options and the difference between the cost of the treasury shares, on a last-in, first-out basis, and the exercise price of the options is reflected in additional paid-in capital. Repurchase of treasury stock is accounted for by using the cost method of accounting.

DISCONTINUED OPERATIONS

         The Company is currently employing a business strategy that involves, among other things, the expansion and growth of its telecommunications test and industrial and scientific communications businesses. On February 7, 1996, the Board of Directors approved, and the Company announced, a formal plan to discontinue non-core businesses. Net sales, operating costs and expenses, other income and expense, and income taxes for fiscal 1994, 1995, and the first three quarters of 1996 associated with discontinued units have been reclassified in the accompanying statements of operations as discontinued operations. The actual fourth quarter operating losses for the discontinued units up to the measurement date have also been included in discontinued operations. The Company's balance sheet and statements of cash flows have not been restated for discontinued businesses in prior years. Net assets of discontinued companies held for sale were $22.8 million at the end of fiscal 1996. Gains on the business disposed of prior to March 31, 1996, and cost related to the disposition of businesses, including operating losses after the measurement date, have been recorded on the balance sheet.

            The Company expects to dispose of the units held for sale during fiscal 1997. Management believes that the net proceeds from these dispositions will exceed the carrying amounts and anticipated ongoing costs to operate the businesses for fiscal 1997. Anticipated gains will not be reflected in the statements of operations until they are realized at the completion of the divestiture program.
            In fiscal 1996, the Company sold five businesses in non-core products for $48.9 million in cash. The effects of these transactions were reflected in discontinued operations. The Company has ten businesses for sale at March 31, 1996 and has hired an investment banker to help in disposing the businesses in fiscal 1997.
            During fiscal 1995, the Corporation sold ten businesses for approximately $27.1 million in cash and long-term promissory notes approximating $5.2 million. The provision for losses was reflected in fiscal 1994 and did not affect fiscal 1995 earnings.
            In fiscal 1994, the Corporation sold four businesses for $3.3 million.

        Summary operating results of the discontinued operations are as follows:
(Amounts in thousands)            1996         1995        1994
- ----------------------------------------------------------------
Sales ....................   $ 182,040    $ 256,452   $ 310,072
Gross margin .............      79,571      109,563     126,739
Operating income .........      (3,703)       6,252     (53,488)
Income (loss) before taxes      (3,460)       6,711     (58,202)
Net income (loss) ........   $  (1,471)   $   3,763   $ (43,933)

NOTES PAYABLE

         Short-term notes payable, primarily in Europe, were $640,200 and $4.4 million at March 31, 1996 and 1995, respectively. The maximum amount of short-term borrowings, domestic and foreign, at any month-end during the year was $1.1 million in fiscal 1996, $4.4 million in 1995, and $2.4 million in 1994. The average amount of short-term borrowings during the year was $886,000 in fiscal 1996, $3.4 million in 1995, and $2.7 million in 1994. The approximate weighted average interest rate was 6.6% in fiscal 1996, 6.2% in 1995, and 6.6% in 1994 (calculated by dividing interest expense for such borrowings by the weighted average borrowings outstanding during the year). The weighted average interest rate at year-end was 6.8% in fiscal 1996, 6.3% in 1995, and 6.3% in 1994.
            At year-end, the Corporation had short-term unused lines of credit aggregating $243,000 for continuing foreign operations.

LONG-TERM DEBT

Long-term debt is summarized below:
(Amounts in thousands)                 1996     1995
- -----------------------------------------------------
Revolving credit and term bank loan   $1,800   $7,900
Other long-term debt ..............       15       38
                                      ------   ------
Total debt ........................    1,815    7,938
  Less current portion ............       15       23
                                      ------   ------
Long-term debt ....................   $1,800   $7,915
                                      ======   ======

         The Corporation has an unsecured $70 million revolving credit and term bank loan agreement with several commercial banks which allows for borrowings in various currencies and provides for interest to be payable at the Eurocurrency rate, or base or money market rate quoted by the lender, depending upon the currencies borrowed and the form of borrowing. Principal borrowings outstanding at March 31, 1996 under the revolving credit and term bank loan will convert to a term loan payable in eight equal quarterly installments beginning September 30, 1998. A commitment fee at a rate of .25% is charged on the unused portion.
            The approximate weighted average cost of capital was 8.6% in fiscal 1996 and 10.7% in fiscal 1995. The composite rate at March 31, 1996 was 5.9% and at March 31, 1995 was 8.4%.
            The terms of the revolving credit agreement require, among other things, specific levels of current ratio, fixed charge coverage ratio, and minimum tangible net worth.

            Aggregate maturities of the above term debt for each of the years in the five-year period ending March 31, 2001 are $15,000, $0, $675,000, $900,000, and $225,000, respectively.

Income Taxes

The components of the provision (benefit) for income taxes from continuing operations are as follows:
(Amounts in thousands)                  1996         1995        1994
- ----------------------------------------------------------------------
Provision for income taxes:
   United States ..................   $  9,092    $  9,552    $  7,717
   Foreign ........................       (428)        127         329
   State ..........................      1,730       1,992       1,851
                                      --------    --------    --------
     Total ........................   $ 10,394    $ 11,671    $  9,897
                                      ========    ========    ========

Components of income tax provision:
   Current:
     Federal ......................   $ 15,247    $ 10,609    $  7,360
     Foreign ......................       (423)        112         342
     State ........................      3,072       2,130       1,849
                                      --------    --------    --------
          Total current ...........     17,896      12,851       9,551
                                      --------    --------    --------
   Deferred:
     Federal ......................     (6,155)     (1,057)        357
     Foreign ......................         (5)         15         (13)
     State ........................     (1,342)       (138)          2
                                      --------    --------    --------
          Total deferred ..........     (7,502)     (1,180)        346
                                      --------    --------    --------
               Total ..............   $ 10,394    $ 11,671    $  9,897
                                      ========    ========    ========


Reconciliations between U.S. federal statutory rate and the effective tax rate of continuing operations follow:
                                                                        1996     1995     1994
- -----------------------------------------------------------------------------------------------
Tax at U.S. federal statutory rate ................................     35.0%    35.0%    35.0%
Increases (reductions) to statutory tax rate resulting from:
   Foreign income subject to tax at a rate different than U.S. rate     (0.5)     0.4      0.9
   State income taxes, net of federal income tax benefit ..........      4.3      4.4      5.0
   Research and development tax credit ............................     (0.7)    (0.9)    (0.9)
   Non-deductible amortization ....................................      1.9      1.8      2.4
   Other ..........................................................     (0.2)     0.8     (0.9)
                                                                        ----     ----     ----
     Total ........................................................     39.8%    41.5%    41.5%
                                                                        ====     ====     ====

The principal components of the deferred tax assets and liabilities follow:

(Amounts in thousands)                                    1996       1995
- --------------------------------------------------------------------------
Deferred tax assets:
     Net operating loss carry forwards ............   $  1,993    $ 11,802
     Streamlining and restructuring ...............      9,914
     Vacation benefits ............................        632         794
     Bad debt allowance ...........................        196       1,148
     Inventory capitalization .....................        347         931
     Depreciation and amortization ................      9,283       2,076
     Other deferred assets ........................      3,979       5,175
                                                      --------    --------
                                                        16,430      31,840
Valuation allowance ...............................     (1,993)    (13,173)
                                                      --------    --------
                                                        14,437      18,667
                                                      --------    --------
Deferred tax liabilities:
     Depreciation and amortization ................        531         992
     Other deferred liabilities ...................      1,319       1,461
                                                      --------    --------
                                                         1,850       2,453
                                                      --------    --------
Net deferred tax assets ...........................   $ 12,587    $ 16,214
                                                      ========    ========
Deferred income taxes are included in the following
  balance sheet accounts:
     Other current assets .........................   $  3,495    $ 14,393
     Other assets .................................      9,623       2,813
     Deferred income taxes ........................       (531)       (992)
                                                      --------    --------
                                                      $ 12,587    $ 16,214
                                                      ========    ========

         The valuation allowance principally applies to net operating loss carry forwards that may not be fully utilized by the Company. The decrease in the valuation reserve relates to the reclassification of deferred tax components, principally net operating losses, related to discontinued operations.
            The cumulative amount of undistributed earnings of consolidated foreign subsidiaries from continuing operations, for which federal income taxes have not been provided, was $12.1 million at March 31, 1996. These earnings, which reflect full provision for non-U.S. income taxes, are indefinitely reinvested in non-U.S. operations or will be remitted substantially free of additional tax. Accordingly, no provision has been made for taxes that might be payable upon remittance of such earnings, nor is it practicable to determine the amount of this liability.

EMPLOYEE RETIREMENT PLANS

         The Corporation has a trusteed employee retirement profit sharing and 401(k) savings plan for eligible U.S. employees. The Plan does not provide for stated benefits upon retirement.
            Employees outside the U.S. are covered principally by government-sponsored plans that are deferred contribution plans and the cost of company-provided plans is not material.
            Effective April 1, 1995, the Company adopted a non-qualified deferred compensation plan which permits certain key employees to annually elect to defer a portion of their compensation for their retirement. The amount of compensation deferred and related investment earnings will be placed in an irrevocable rabbi trust and presented as assets in the Corporation's balance sheet because they will be available to the general creditors of the Corporation in the event of the Company's insolvency. An offsetting liability will reflect amounts due employees.

         Corporate contributions to employee retirement plans were $3.3 million in 1996, $3.0 million in 1995, and $2.0 million in 1994.

STOCK OPTIONS

         Under Dynatech's Stock Option Plans, common stock is available for grant to key employees at prices not less than fair market value (110% of fair market value for employees holding more than 10% of the outstanding common stock) at the date of grant determined by the Board of Directors. Incentive or non-qualified options may be issued under the Plans and are exercisable from one to ten years after grant. Options available for future grants under the Plans were 1.4 million, zero, and 499,146, at March 31, 1996, 1995, and 1994, respectively. A summary of changes in the outstanding options is as follows:

                                                                        1996           1995           1994
- -----------------------------------------------------------------------------------------------------------
Shares under option, beginning of year ...........................    1,296,720       705,806       820,984
Options granted (at an exercise price of $15.50 to $20.25 in 1996,
   $10.375 to $17.50 in 1995, $13.75 in 1994) ....................      673,700       927,000        20,000
Options exercised ................................................     (126,500)     (193,920)      (81,630)
Options canceled .................................................     (159,340)     (142,166)      (53,548)
                                                                      ---------     ---------       -------
Shares under option, end of year .................................    1,684,580     1,296,720       705,806
                                                                      =========     =========       =======

Shares exercisable                                                      261,780       163,936       291,206
Price of options exercised                                            $ 8.625 to    $ 8.625 to    $ 8.625 to
                                                                      $ 17.50       $ 14.125      $ 14.125

         In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123), which is effective for transactions entered into for fiscal years that begin after December 15, 1995. SFAS 123 established a fair value-based method of accounting for stock-based compensation plans. The Company will adopt the disclosure method in 1997. The Company does not anticipate SFAS 123 to have a material effect on the Company's financial position or results of operations in fiscal 1997.

SHAREHOLDER RIGHTS PLAN

         In February 1989, the Board of Directors adopted a Shareholder Rights Plan and declared a dividend distribution of one Right for each outstanding share of Dynatech's common stock. The Plan was amended in March 1990. Each Right, when exercisable, entitles a qualifying shareholder to buy shares of Dynatech junior participating cumulative preferred stock. The Rights would only become exercisable (i) ten days after a person has become the beneficial owner of 15% or more of Dynatech's common stock, or (ii) ten business days after the commencement of a tender offer that would result in the ownership of 15% or more of the common stock, or (iii) upon determination by the Board of Directors that a person who holds 10% or more of Dynatech's common stock intends to, or is likely to, act in certain specified manners adverse to the interests of Dynatech and its shareholders.
            In the event Dynatech is acquired and is not the surviving corporation in a merger, or in the event of the acquisition of 50% or more of the assets or earning power of Dynatech, each Right would then entitle the qualified holder to purchase, at the then-current exercise price, shares of common stock of the acquiring company having a value of twice the exercise price of the Right. Furthermore, if any party were to acquire 15% or more of Dynatech's common stock or were determined to be an adverse person as described above, qualified holders of the Rights would be entitled to acquire shares of Dynatech junior participating cumulative preferred stock having a value of twice the then-current exercise price. At the option of the Board of Directors, all of the Rights could be exchanged into shares of common or preferred stock.
            The Rights will expire February 16, 1999, but may be redeemed at the option of the Board for $.02 per Right until one of the triggering events described above has occurred. The Rights do not entitle holders to any voting power or other shareholder benefits. Issuance of the Rights does not dilute the shareholders' ownership of Dynatech, nor does it affect reported earnings per share.

COMMITMENTS AND CONTINGENCIES

         The Corporation has operating leases from continuing operations covering plant, office facilities, and equipment which expire at various dates through 2006. Future minimum annual fixed rentals required during the years ending in fiscal 1997 through 2001 under non-cancelable operating leases having an original term of more than one year are $5.9 million, $5.5 million, $4.7 million, $3.9 million, and $3.4 million, respectively. The aggregate obligation subsequent to fiscal 2001 is $7.7 million. Rent expense from continuing operations was approximately $5.7 million, $4.4 million, and $4.6 million in fiscal 1996, 1995, and 1994, respectively.

            The Corporation is a party to several pending legal proceedings and claims. Although the outcome of such proceedings and claims cannot be determined with certainty, the Corporation's counsel and management are of the opinion that the final outcome should not have a material adverse effect on the Corporation's operations or financial position.

ACQUISITIONS
         1996 ACQUISITIONS
         On February 20, 1996, Dynatech acquired the stock of Synergistic Solutions, Inc. (SSI), of Atlanta, Georgia, for approximately $5.5 million. SSI offers the telecommunications industry software solutions to help simplify deployment of new transmission equipment and forecast system growth. Acquired technology and other intangible assets of approximately $4.3 million are being amortized over four to seven years. The investment in excess of fair market value of assets purchased of $964,000 is being amortized over 15 years.
            On September 1, 1995, Dynatech acquired substantially all of the business and assets of Tele-Path Industries, Inc. (TPI), of Salem, Virginia for $23.6 million. The transaction was composed of approximately $12.6 million was cash, including a $2.6 million contingent adjustment for the stock prices, and 688,096 shares of the Corporation's common stock at $19.91 per share. TPI manufactures
         communication  test  instruments  used   by  regional  Bell   operating
         companies and other communication service providers to test North American ISDN technology standards. Acquired complete technology and other intangible assets of approximately $6.7 million are being amortized over five years.
            Incident to this acquisition, the Company purchased the incomplete technology activities of TPI, resulting in a one-time pretax charge in the second quarter of approximately $16.9 million, or ($.56) per share after the effect of tax. This purchased incomplete technology that had not reached technological feasibility and which had no alternative future use was valued using a risk adjusted cash flow model under which future cash flows associated with in-process research and development were discounted considering risks and uncertainties related to the viability of and potential changes in future target markets and to the completion of the products that will ultimately be marketed by the Company.
            Since the effects of the purchase acquisition for the period April 1, 1995 through the date of acquisition and for the 12 months ended March 31, 1996 is not material to the consolidated financial statements, pro forma information is not reflected herein. Both acquisitions were recorded using the purchase method of accounting.

         1995 ACQUISITIONS
         In October 1994, the Corporation acquired selected assets of Time Logic, Inc. (TLI), of Moorpark, California, for approximately $1 million in cash. TLI manufactures telecine editing systems for the post-production and corporate video markets. Acquired intangible assets of $450,000 are being amortized over five years. The investment in excess of fair market value of assets purchased of $606,000 is being amortized over 15 years.
            The acquisition was accounted for under the purchase method of accounting, and results of its operations have been included from the date of acquisition. Since the effects of the purchase acquisition for the period April 1, 1994 through the date of acquisition and for the 12 months ended March 31, 1995 is not material to the consolidated financial statements, pro forma information is not reflected herein.
            In addition, the Company purchased technology rights and licenses from various parties aggregating $2.1 million which are being amortized over five years.

         1994 ACQUISITIONS
         In fiscal 1994, two acquisitions, recorded as purchases, were made for $2.8 million in cash and assumed liabilities of $1.6 million. The effects of the purchase acquisitions for the period April 1, 1993 through the dates of acquisition and for the 12 months ended March 31, 1994 are not material to the consolidated financial statements.

SEGMENT INFORMATION AND GEOGRAPHIC AREAS

         The Corporation operates predominantly in a single industry as a manufacturer of telecommunications test and industrial and scientific communications products. Dynatech is a multi-national corporation with continuing operations outside the United States consisting of distribution and sales offices in the Channel Islands, England and France.
            Net income (loss) in fiscal 1996, 1995, and 1994 included currency gains (losses) of approximately $(90,300), $292,900, and $(149,700), respectively.

Information by geographic areas for the years ended March 31, 1996, 1995, and 1994 is summarized below:

                                                                          Outside U.S.
(Amounts in thousands)                                United States  (principally Europe)        Combined
- --------------------------------------------------------------------------------------------------------------------------------

Sales to unaffiliated customers
       1996............................................$268,830*           $24,212             $293,042
       1995............................................ 220,907*            22,171              243,078
       1994............................................ 178,338*            21,274              199,612
Income (loss) before taxes from continuing operations
       1996............................................$ 26,657            $  (549)            $ 26,108
       1995............................................  27,771                324               28,095
       1994............................................  23,338                509               23,847
Identifiable assets at
       March 31, 1996..................................$186,186            $19,003             $205,189
       March 31, 1995.................................. 177,317             79,075              256,392
       March 31, 1994.................................. 200,620             79,933              280,553

*  Includes export sales of $35,844, $33,929 and $27,739 in 1996, 1995 and 1994, respectively.

         SUBSEQUENT EVENT
         On April 30, 1996, the Corporation sold the assets of Dynatech Nevada, Inc. to Lionheart Technologies for $7.7 million in cash and a note of $1.0 million. The purchase agreement also provided for potential future royalties on revenue of certain product lines. Dynatech Nevada, Inc. is one of the companies recorded in discontinued operations. Any gain on this or other transactions will be recorded against net assets of discontinued operations held for sale on the Company's balance sheet until completion of the divestiture plan.

     Report of Independent Accountants


     To the Board of Directors and Shareholders of Dynatech Corporation:

        We have audited the accompanying consolidated balance sheets of Dynatech Corporation as of March 31, 1996 and 1995, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three fiscal years in the period ended March 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Dynatech Corporation as of March 31, 1996 and 1995, and the consolidated results of its operations and its cash flows for each of the three fiscal years in the period ended March 31, 1996, in conformity with generally accepted accounting principles.




     Coopers & Lybrand L.L.P.
     Boston, Massachusetts
     May 20, 1996

Summary of Operations by Quarter (Unaudited)

(Amounts in thousands except per share data)

1996 Quarter                                  First        Second        Third        Fourth         Year
- -------------------------------------------------------------------------------------------------------------
Sales ....................................   $66,758      $68,513       $80,540      $77,231      $293,042
Gross profit .............................    41,509       42,251        49,917       47,929       181,606
Income (loss) from continuing operations .     5,047       (4,883)(c)     8,141        7,409        15,714(c)
Net income ...............................     4,625       (4,993)        7,807        6,804        14,243
Income (loss) per common share
        Continuing operations ............   $  0.28      $ (0.27)      $  0.45      $  0.40      $   0.86
        Net income .......................   $  0.26      $ (0.28)      $  0.43      $  0.37      $   0.78
Market Share Price (a) - High ............   $ 20.50      $ 22.25       $ 17.50      $ 25.50
                         Low                 $ 14.75      $ 15.13       $ 14.00      $ 16.00

1995 Quarter                                  First       Second         Third        Fourth        Year
- ------------------------------------------------------------------------------------------------------------

Sales ..................................     $53,807      $60,011      $66,241       $63,019      $243,078
Gross profit ...........................      32,407       38,114       41,117        40,028       151,666
Income (loss) from continuing operations       2,111        4,588        5,033         4,692        16,424
Net income (loss) ......................       3,660        5,084        5,608         4,816(b)     19,168(b)
Income (loss) per common share
        Continuing operations ..........     $  0.11      $  0.26      $  0.28       $  0.27      $   0.92
        Net income (loss) ..............     $  0.20      $  0.28      $  0.32       $  0.27      $   1.07
Market Share Price (a)- High ...........     $ 11.00      $ 11.25      $ 16.75       $ 19.38
                        Low ............     $  7.88      $ 10.38      $ 10.75       $ 13.50


(a) Dynatech common shares are traded on the NASDAQ - National Market System
    No cash dividends have been paid on Dynatech common shares.
(b) Includes extraordinary charge, net of tax, of $1,019 for early retirement of debt.
(c) Includes charge for purchased incomplete technology.